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INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
December 31, 2012
(Unaudited)

December 31, 2012

Contents

I. INTRODUCTION

This document should be read in conjunction with the International Finance Corporation's (IFC) consolidated financial statements and management's discussion and analysis issued for the year ended June 30, 2012 (FY12). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three and six months ended December 31, 2012 (FY13 Q1-Q2 Financial Statements).

II. SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the six months ended		As of and for the three months ended		
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	Full year June 30, 2012
Investment Program (US$ million)					
IFC commitments	$ 8,900	$ 5,879	$ 5,593	$ 3,418	$ 15,462
Core Mobilization	2,903	1,845	2,168	1,063	4,896
Total commitments	$ 11,803	$ 7,724	$ 7,761	$ 4,481	$ 20,358
Income Statement (US$ millions)					
Income (loss) before grants to IDA	$ 704	$ 543	$ 239	$ (202)	$ 1,658
Grants to IDA	-	(330)	-	(330)	(330)
Net income	$ 704	$ 213	$ 239	$ (532)	$ 1,328
Less: Net loss attributable to noncontrolling interests	2	-	2	-	-
Net income attributable to IFC	$ 706	$ 213	$ 241	$ (532)	$ 1,328
Financial Ratios[1]					
Return on average assets (US GAAP-basis)	1.8%	0.6%			1.8%
Return on average capital (US GAAP-basis)	6.6%	2.1%			6.5%
Deployable strategic capital as a percentage of Total Resources Available	6%	12%			9%
External funding liquidity level	304%	391%			327%
Debt to equity ratio	2.7:1	2.7:1			2.7:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	81%	79%			77%

IFC's debt-to-equity ratio was 2.7:1, well within the maximum of 4:1 required by policy approved by IFC's Board of Directors. The externally funded liquidity ratio was 304%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next three years' estimated net cash needs stood at 81%, above the minimum requirement of the Board of 45%.

[1] Returns are annualized

III. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of December 31, 2012, IFC's entire share capital was held by 184 member countries.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, third party financing made available for Public-Private Partnership (PPP) projects due to IFC's mandated lead advisor role to national, local government or other government entity, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth. For FY13, IFC has an authorized borrowing program of up to $10 billion, and up to $2 billion to allow for possible prefunding during FY13 of the funding program for the year ending June 30, 2014.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors that can result in volatile financial performance. IFC's financial performance is detailed more fully in Section VII - Results of Operations.

SIX MONTHS ENDED DECEMBER 31, 2012

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $504 million in the six months ended December 31, 2012 (FY13 Q1-Q2), as compared to income of $609 million in the six months ended December 31, 2011 (FY12 Q1-Q2). The decrease in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY13 Q1-Q2 when compared to FY12 Q1-Q2 of $105 million was principally as a result of (US$ millions):

Factor	FY13 Q1-Q2 vs FY12 Q1-Q2
Realized capital gains on equity investments	$ (751)
Other-than-temporary impairment losses on equity investments and debt securities	290
Unrealized losses on equity investments accounted for at fair value	191
Income from liquid asset trading activities	391
Foreign currency transaction gains (losses) on non-trading activities	(86)
Advisory services expenses, net	(93)
Other, net	(47)
Overall change	**$ (105)**

Net gains on other non-trading financial instruments accounted for at fair value totaled $200 million in FY13 Q1-Q2 (net losses of $66 million in FY12 Q1-Q2), resulting in income before grants to IDA of $704 million in FY13 Q1-Q2, as compared to $543 million in FY12 Q1-Q2. There were no grants to IDA in FY13 Q1-Q2 ($330 million in FY12 Q1-Q2). Net loss attributable to noncontrolling interests totaled $2 million in FY13 Q1-Q2 ($0 in FY12 Q1-Q2). Accordingly, net income attributable to IFC totaled $706 million in FY13 Q1-Q2 ($213 million in FY12 Q1-Q2).

THREE MONTHS ENDED DECEMBER 31, 2012

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $216 million in the three months ended December 31, 2012 (FY13 Q2), as compared to losses of $185 million in the three months ended December 31, 2011 (FY12 Q2). The increase in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY13 Q2 when compared to FY12 Q2 of $401 million was principally as a result of (US$ millions):

Factor	FY13 Q2 vs FY12 Q2
Realized capital gains on equity investments	$ 112
Other-than-temporary impairment losses on equity investments	141
Unrealized losses on equity investments accounted for at fair value	50
Income from liquid asset trading activities	113
Other, net	(15)
Overall change	**$ 401**

Net gains on other non-trading financial instruments accounted for at fair value totaled $23 million in FY13 Q2 (net losses of $17 million in FY12 Q2), resulting in income before grants to IDA of $239 million in FY13 Q2, as compared to loss of $202 million in FY12 Q2. There were no grants to IDA in FY13 Q2 ($330 million in FY12 Q2). Net loss attributable to noncontrolling interests totaled $2 million in FY13 Q2 ($0 in FY12 Q2). Accordingly, net income attributable to IFC totaled $241 million in FY13 Q2 (loss of $532 million in FY12 Q2).

IV. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

IFC has five strategic focus areas:

- strengthening the focus on frontier markets
- addressing climate change and ensuring environmental and social sustainability
- addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- developing local financial markets
- building long-term client relationships in emerging markets

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC has three businesses: Investment Services, Advisory Services, and Asset Management.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

Advisory services are an increasingly important tool for IFC to deliver its development mandate. Advisory services projects include advice to national and local governments on improving the investment climate and strengthening basic infrastructure and assistance to investment clients in improving corporate governance and sustainability. Advisory services are funded by donor partners, IFC, and clients.

IFC's advisory services are organized into four business lines:

- **Access to finance** - to help increase the availability and affordability of financial services for individuals, as well as micro, small, and medium enterprises.
- **Investment climate** - to help governments implement reforms to improve the business environment and encourage and retain investment, thereby fostering competitive markets, growth and job creation.
- **Public-private partnerships** - to help governments design and implement public-private partnerships (PPPs) in infrastructure and other basic public services.
- **Sustainable business** - to help companies adopt environmental, social and governance practices and technologies that create a competitive edge technologies that create a competitive edge.

ASSET MANAGEMENT COMPANY

AMC, a wholly-owned subsidiary of IFC, invests third-party capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC comprise sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At December 31, 2012, AMC managed six funds, with $4.7 billion under management: the IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); the Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund) , the IFC Russian Bank Capitalization Fund, L.P. (the Russian Capitalization Fund), the IFC Catalyst Fund, L.P. and the IFC Catalyst Fund (UK), L.P. (the Catalyst Funds). The Equity Fund and the Sub-Debt Fund are collectively referred to as the Global Capitalization Fund.

The Global Capitalization Fund, established in the year ended June 30, 2009 (FY09), helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Capitalization Fund was established in FY12 to invest in mid-sized, commercial banks in Russia that are either privately owned and controlled or state-owned or controlled and on a clear path to privatization.

The Catalyst Funds were established in FY13 to make investments in selected climate- and resource efficiency-focused private equity funds in emerging markets.

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

The activities of the funds managed by AMC at December 31, 2012 and 2011 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Total
Assets under management as of December 31, 2012	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 275	$ 282	$ 4,739
From IFC	775	225	200	-	125	75	1,400
From other investors	500	1,500	800	182	150	207	3,339
For the six months ended December 31, 2012							
Fund Commitments to Investees:							
From IFC	184	22	40	-	35	-	281
From other investors	118	143	161	73	43	-	538
Disbursements from investors to Fund:							
From IFC	107	18	18	-	37	-	180
From other investors	69	121	79	74	44	-	387
Disbursements made by Fund	176	134	85	73	78	-	546
Disbursements made by Fund (number)	2	3	7	3	2	-	17

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Total
Assets under management as of December 31, 2011	$ 1,275	$ 1,725	$ 1,000	$ 145	-	-	$ 4,145
From IFC	775	225	200	-	-	-	1,200
From other investors	500	1,500	800	145	-	-	2,945
For the six months ended December 31, 2011							
Fund Commitments to Investees:							
From IFC	7	27	9	-	-	-	43
From other investors	4	181	36	-	-	-	221
Disbursements from investors to Fund:							
From IFC	32	6	8	-	-	-	46
From other investors	21	36	34	5	-	-	96
Disbursements made by Fund	48	38	37	3	-	-	126
Disbursements made by Fund (number)	3	1	3	1	-	-	8

INVESTMENT PROGRAM

COMMITMENTS

In FY13 Q1-Q2, total commitments were $11,803 million, compared with $7,724 million in FY12 Q1-Q2, of which IFC commitments totaled $8,900 million ($5,879 million - FY12 Q1-Q2) and Core Mobilization totaled $2,903 million ($1,845 million - FY12 Q1-Q2).

FY13 Q1-Q2 and FY12 Q1-Q2 total commitments comprised the following (US$ millions):

	FY13 Q1-Q2	FY12 Q1-Q2
Total commitments	**$ 11,803**	**$ 7,724**
IFC commitments[2]		
Loans	$ 4,564	$ 2,187
Equity investments	1,249	633
Guarantees:		
Global Trade Finance Program	2,883	2,849
Other	86	204
Client risk management	118	6
Total IFC commitments	**$ 8,900**	**$ 5,879**
Core Mobilization		
Loan participations, parallel loans, and other mobilization		
Loan participations	$ 684	$ 994
Parallel loans	527	497
Other mobilization	231	70
Total loan participations parallel loans and other mobilization	**$ 1,442**	**$ 1,561**
AMC		
Equity Capitalization Fund	$ 118	$ 4
Sub-debt Capitalization Fund	143	181
ALAC Fund	161	36
Africa Capitalization Fund	73	-
Russian Bank Cap Fund	43	-
Total AMC	**$ 538**	**$ 221**
Other initiatives		
Global Trade Liquidity Program and Critical Commodities	$ 505	$ -
Public Private Partnership (PPP)	308	-
Infrastructure Crisis Facility	110	63
Total other initiatives	**$ 923**	**$ 63**
Total Core Mobilization	**$ 2,903**	**$ 1,845**
Core Mobilization Ratio	**0.33**	**0.31**

CORE MOBILIZATION

Core Mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a formally approved core mobilization component, and revised its mobilization resources definition accordingly to include these in the measure. In FY12, IFC expanded the core mobilization definition to account for third party financing made available for PPP projects due to IFC's mandated lead advisor role to national, local government or other government entity.

CORE MOBILIZATION RATIO

The core mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans and other mobilization + non-IFC investment part of structured finance which meets core mobilization criteria + non-IFC commitments in Initiatives + non-IFC investments committed in funds managed by AMC + PPP Mobilization}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of Core Mobilization) $0.33 in FY13 Q1-Q2 ($0.31 in FY12 Q1-Q2).

DISBURSEMENTS

IFC disbursed $5,323 million for its own account in FY13 Q1-Q2 ($3,907 million in FY12 Q1-Q2): $3,830 million of loans ($2,944 million in FY12 Q1-Q2), $1,250 million of equity investments, including $41 million attributable to noncontrolling interest ($694 million in FY12 Q1-Q2), and $243 million of debt securities ($269 million in FY12 Q1-Q2).

INVESTMENT PORTFOLIO

The carrying value of IFC's investment portfolio was $34,283 million at December 31, 2012 ($31,438 million at June 30, 2012), comprising the loan portfolio of $20,801 million ($19,496 million at June 30, 2012), the equity portfolio of $11,364 million ($9,774 million at June 30, 2012), and the debt security portfolio of $2,118 million ($2,168 million at June 30, 2012).

The carrying value of IFC's investment portfolio comprises the disbursed portfolio, reserves against losses on loans, unamortized deferred loan origination fees, disbursed amounts allocated to a related financial instrument reported separately in other assets or derivative assets, net unrealized gains on equity investments held by consolidated variable interest entities, unrealized gains on investments accounted for at fair value as available - for - sale and unrealized gains and losses on investments accounted for at fair value.

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. Guarantees of $3,171 million were outstanding (i.e., not called) at December 31, 2012 ($3,420 million at June 30, 2012).

[2] Debt security commitments are included in loans and equity investments based on their predominant characteristics

V. LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include Asset-Backed Securities (ABS) and Mortgage-Backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in seven separate portfolios, internally named P0 through P4, P6 and P7 (collectively, the Liquid Assets Portfolio). All seven portfolios are accounted for as trading portfolios.

The net asset value of the Liquid Assets Portfolio was $29.6 billion at December 31, 2012 ($30.4 billion at June 30, 2012). The decrease in the Liquid Assets Portfolio is largely attributable to investment disbursements exceeding the investment of the net proceeds of market borrowings plus returns made on the investment portfolio.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped back into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

VI. FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of related derivatives) $6.2 billion during FY13 Q1-Q2 ($7.8 billion in FY12 Q1-Q2).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for onlending to its clients rather than being swapped into US dollars. At December 31, 2012, $0.4 billion of non-US dollar-denominated market borrowings in Chinese renminbi, C.F.A. francs and Dominican pesos were used for such purposes ($0.4 billion in Chinese renminbi and C.F.A. francs - June 30, 2012).

CAPITAL AND RETAINED EARNINGS

As of December 31, 2012, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $22.1 billion, as compared to $20.6 billion at June 30, 2012. At December 31, 2012, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2012, $0.04 billion of minority interests ($0 at June 30, 2012), $18.4 billion of retained earnings ($17.7 billion at June 30, 2012), and $1.3 billion of accumulated other comprehensive income ($0.5 billion at June 30, 2012).

As of December 31, 2012 and June 30, 2012, IFC's authorized capital was $2.58 billion, of which $2.37 billion was subscribed and paid in.

SELECTIVE CAPITAL INCREASE

On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012. The amendment to the Articles of Agreement and the increase in the authorized share capital have become effective on June 27, 2012. As of the same date, eligible members have been authorized to subscribe to their allocated IFC shares. The subscription period will end on June 27, 2014 and payment of subscribed shares must occur no later than June 27, 2015. During the six months ended December 31, 2012, IFC recorded payments received for capital stock of $1 million.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006 (FY06)), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board of Director-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Director-approved income-based formula and, beginning in FY08, on a principles-based Board of Director-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

IFC's Board of Directors approved on August 9, 2012 the designation of $80 million of IFC's retained earnings for advisory services and $340 million for grants to IDA, which were noted with approval by the Board of Governors on October 12, 2012.

IFC recognizes designation of retained earnings for advisory services when IFC's Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by IFC's Board of Governors. On January 15, 2013, IFC recognized expenditures against grants to IDA on signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to the aforementioned paragraph.

At December 31, 2012 and June 30, 2012, retained earnings comprised the following (US$ millions):

	December 31, 2012	June 30, 2012
Undesignated retained earnings	$ 17,718	$ 17,373
Designated retained earnings		
Grants to IDA	340	-
Advisory services	254	219
PBG	37	41
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	52	62
Total designated retained earnings	$ 683	$ 322
Total retained earnings	$ 18,401	$ 17,695

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance. The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, past experience, and management's best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY13 Q1-Q2 and FY12 Q1-Q2, covering the periods included in IFC's FY13 Q1-Q2 Condensed Consolidated Financial Statements. Certain amounts in FY12 Q1-Q2 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or total assets.

NET INCOME

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $504 million in FY13 Q1-Q2, as compared to income of $609 million in FY12 Q1-Q2. The decrease in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY13 Q1-Q2 when compared to FY12 Q1-Q2 of $105 million was principally as a result of (US$ millions):

Factor	FY13 Q1-Q2 vs FY12 Q1-Q2
Realized capital gains on equity investments	$ (751)
Other-than-temporary impairment losses on equity investments and debt securities	290
Unrealized losses on equity investments accounted for at fair value	191
Income from liquid asset trading activities	391
Foreign currency transaction gains (losses) on non-trading activities	(86)
Advisory services expenses, net	(93)
Other, net	(47)
Overall change	**$ (105)**

Net gains on other non-trading financial instruments accounted for at fair value totaled $200 million in FY13 Q1-Q2 (net losses of $66 million in FY12 Q1-Q2), resulting in income before grants to IDA of $704 million in FY13 Q1-Q2, as compared to $543 million in FY12 Q1-Q2. There were no grants to IDA in FY13 Q1-Q2 ($330 million in FY12 Q1-Q2). Net loss attributable to noncontrolling interests totaled $2 million in FY13 Q1-Q2 ($0 in FY12 Q1-Q2). Accordingly, net income attributable to IFC totaled $706 million in FY13 Q1-Q2 ($213 million in FY12 Q1-Q2).

Income from loans and guarantees

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY13 Q1-Q2 totaled $565 million, compared with $402 million in FY12 Q1-Q2, an increase of $163 million. Excluding the impact of fair value accounting on certain loans, interest income, commitment fees and other financial fees totaled $523 million in FY13 Q1-Q2, as compared to $423 million in FY12 Q1-Q2. The increase was due to a combination of an overall higher interest rate environment in FY13 Q1-Q2 when compared to FY12 Q1-Q2 together with the growth in the disbursed loan portfolio.

The disbursed loan portfolio grew by $1,989 million, from $20,364 million at December 31, 2011 to $22,353 million at December 31, 2012 ($21,043 million at June 30, 2012). The overall interest rate environment was slightly higher in FY13 Q1-Q2 than in FY12 Q1-Q2. The weighted average contractual interest rate on loans at December 31, 2012 remained unchanged at 4.7% as compared to June 30, 2012 and December 31, 2011.

These factors resulted in $61 million higher interest income in FY13 Q1-Q2 than in FY12 Q1-Q2. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $10 million higher than in FY12 Q1-Q2. Income from IFC's participation notes over and above minimum contractual interest and other income was $2 million lower than in FY12 Q1-Q2. Commitment fees and financial fees were $10 million higher than in FY12 Q1-Q2.

Gains on non-monetary exchanges totaled $21 million in FY13 Q1-Q2, as compared to $0 in FY12 Q1-Q2. Unrealized gains on loans accounted for at fair value totaled $42 million, compared with unrealized losses of $21 million in FY12 Q1-Q2.

Income from equity investments

Income from equity investments decreased by $285 million, from $450 million in FY12 Q1-Q2 to $165 million in FY13 Q1-Q2.

IFC generated realized gains on equity investments, net of losses on sales of equity investments, for FY13 Q1-Q2 of $252 million, as compared with $1,003 million for FY12 Q1-Q2, a decrease of $751 million. IFC sells equity investments where IFC's developmental role is complete, and where pre-determined sales trigger levels are met and, where applicable, lock ups have expired.

Total realized gains on equity investments are highly concentrated - in FY13 Q1-Q2, three investments generated individual capital gains in excess of $20 million for a total of $90 million, or 36%, of the FY13 Q1-Q2 gains, compared to six investments that generated individual capital gains in excess of $20 million for a total of $894 million, or 89%, of the FY12 Q1-Q2 gains.

Dividend income totaled $118 million in FY13 Q1-Q2, as compared with $163 million in FY12 Q1-Q2. Consistent with FY12 Q1-Q2, a portion of IFC's dividend income in FY13 Q1-Q2 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $16 million in FY13 Q1-Q2, as compared with $27 million in FY12 Q1-Q2.

Other-than-temporary impairment losses on equity investments in FY13 Q1-Q2 totaled $144 million, as compared to $461 million in FY12 Q1-Q2, a decrease of $317 million.

Unrealized losses on equity investments that are accounted for at fair value through net income in FY13 Q1-Q2 totaled $62 million, as compared with unrealized losses of $253 million in FY12 Q1-Q2. Seven investments in equity funds accounted for $102 million of the unrealized losses in FY13 Q1-Q2. Individual investments in such Funds provided a significant component of the unrealized gains or losses.

Income from debt securities

Income from debt securities totaled $1 million in FY13 Q1-Q2, a decrease of $58 million from income of $59 million in FY12 Q1-Q2. The largest components of the decrease in FY13 Q1-Q2 when compared with FY12 Q1-Q2 were higher other-than-temporary impairment losses ($37 million) and unrealized losses on debt securities that are accounted for at fair value through net income ($14 million), partially offset by higher gains on non-monetary exchanges ($7 million) and realized gains on sales of debt securities ($9 million). One investment accounted for an other-than-temporary impairment loss of $17 million.

Provision for losses on loans, guarantees and other receivables.

The quality of loan portfolio as measured by credit risk ratings improved during FY13 Q1-Q2 when compared to FY12-end. However, country risk ratings deteriorated during FY13 Q1-Q2 when compared to FY12-end.

Non-performing loans increased from $859 million at June 30, 2012 to $977 million at December 31, 2012.

IFC recorded a provision for losses on loans, guarantees and other receivables of $17 million in FY13 Q1-Q2 (comprising: $67 million specific provisions on loans; $47 million release of portfolio provisions on loans; $2 million release of provision on guarantees; and $1 million release of provision on other receivables) as compared to provision for losses on loans, guarantees and other receivables of $11 million in FY12 Q1-Q2 (comprising: $43 million specific provisions on loans; $29 million release in portfolio provisions on loans; and $3 million release of provisions on guarantees). On December 31, 2012, IFC's total reserves against losses on loans were $1,414 million ($1,381 million at June 30, 2012).

Specific reserves against losses on loans at December 31, 2012 of $520 million ($447 million at June 30, 2012) are held against impaired loans of $1,077 million ($923 million at June 30, 2012), a coverage ratio of 48% (48% at June 30, 2012).

Loan modifications during the six months ended December 31, 2012 that are considered troubled debt restructurings were not significant.

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $30.4 billion at June 30, 2012, to $29.6 billion at December 31, 2012. At December 31, 2012, the liquid asset portfolio is less heavily invested in short term cash or near cash investments than at June 30, 2012.

Net income from liquid asset trading activities totaled $386 million in FY13 Q1-Q2 ($5 million losses in FY12 Q1-Q2).

Interest income totaled $220 million in FY13 Q1-Q2. In addition, the portfolio of ABS and MBS showed fair value gains totaling $145 million in FY13 Q1-Q2 while holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated a gain of $21 million in FY13 Q1-Q2 after foreign currency transaction losses.

At December 31, 2012, trading securities with a fair value of $130 million are classified as Level 3 securities ($150 million on June 30, 2012).

The P1 portfolio generated income of $274 million in FY13 Q1-Q2, or a return of 1.3%. In FY12 Q1-Q2, the P1 portfolio generated a loss of $42 million, or (0.3)%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $14 million in FY13 Q1-Q2, or 1.6%, $11 million higher than the $3 million, or 0.5% return in FY12 Q1-Q2.

The P2 and externally managed P4 portfolios returned $81 million, or 1.6%, and $4 million, or 0.5% in FY13 Q1-Q2, respectively, as compared to $22 million, or 0.4% and $7 million, or 1.2% in FY12 Q1-Q2.

IFC's P0 portfolio recorded a loss of $8 million or (0.6%) in FY13 Q1-Q2, compared to $6 million, or a return of 0.3% in FY12 Q1-Q2. The P7 portfolio generated a negligible return in FY13 Q1-Q2 as compared to a loss of $1 million, or (0.8)% in FY12 Q1-Q2.

The P6 local currency liquidity portfolio generated income of $21 million in FY13 Q1-Q2, $2 million lower than the $23 million in FY12 Q1-Q2.

Charges on borrowings

IFC's charges on borrowings increased by $62 million, from $65 million in FY12 Q1-Q2 (net of $4 million gains on extinguishment of borrowings) to $127 million in FY13 Q1-Q2 (net of $9 million gains on extinguishment of borrowings), due to the increase in borrowings outstanding and increase in average LIBOR rates.

Other income

Other income of $183 million for FY13 Q1-Q2 was $43 million lower than in FY12 Q1-Q2 ($226 million). Other income in FY13 Q1-Q2 includes management fees and service fee reimbursements from AMC of $17 million ($14 million in FY12 Q1-Q2) and income from advisory services of $98 million ($144 million in FY12 Q1-Q2).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $27 million from $390 million in FY12 Q1-Q2 to $417 million in FY13 Q1-Q2. Administrative expenses attributable to IFC's reimbursable program and jeopardy projects totaled $12 million in FY13 Q1-Q2, as compared with $12 million in FY12 Q1-Q2. IFC recorded an expense from pension and other postretirement benefit plans in FY13 Q1-Q2 of $87 million, as compared with $48 million in FY12 Q1-Q2, an increase driven by actuarial assumptions. Advisory services expenses totaled $146 million in FY13 Q1-Q2 ($99 million in FY12 Q1-Q2).

Net gains and losses on other non-trading financial instruments

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option, would be required to be accounted for under the equity method.

All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios are accounted for at fair value.

(US$ million)	**FY13 Q1-Q2**	FY12 Q1-Q2
Realized gains on derivatives associated with investments	$ 9	$ 10
Non-monetary gains on derivatives associated with investments	-	10
Unrealized gains (losses) on derivatives associated with investments	93	(15)
Unrealized gains (losses) on market borrowings and associated derivatives, net	98	(71)
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 200**	**$ (66)**

Changes in the fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other

factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY12 Q1-Q2, credit spreads improved by around 10 basis points to LIBOR minus 10 basis points for IFC's benchmark AAA 5 year US$ issues. In FY13 Q1-Q2, credit spreads for IFC's benchmark issues deteriorated by around 7 basis points (generating valuation gains), swap counterparty credit-worthiness improved, and IFC reported unrealized gains on market borrowings and associated derivatives in FY13 Q1-Q2 of $98 million, compared to unrealized losses of $71 million in FY12 Q1-Q2.

IFC reported net gains on derivatives associated with investments (principally put options, stock options, conversion features, warrants and loan hedging swaps) of $93 million in FY13 Q1-Q2 ($15 million losses in FY12 Q1-Q2). Gains and losses are concentrated with five derivatives gains accounting for $29 million and five derivatives losses accounting for $28 million in FY13 Q1-Q2.

Grants to IDA

On January 15, 2013, IFC recognized expenditures against grants to IDA of $340 million on signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to designation of retained earnings for grants to IDA approved by IFC's Board of Directors on August 9, 2012 and noted with approval by IFC's Board of Governors on October 12, 2012. In FY12 Q1-Q2, IFC disbursed $330 million to IDA pursuant to the signing of the grant agreement.

OTHER COMPREHENSIVE INCOME

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on such investments being reported in Other Comprehensive Income until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in Other Comprehensive Income are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains and losses on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in Other Comprehensive Income can be summarized as follows (US$ millions):

	FY13 Q1-Q2	FY12 Q1-Q2
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ 794	$ 115
Unrealized losses	(98)	(822)
Reclassification adjustment for realized gains and impairment write-downs included in net income	(4)	239
Net unrealized gains and losses on equity investments	**$ 692**	**$ (468)**
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 133	$ 17
Unrealized losses	(106)	(287)
Reclassification adjustment for realized gains and impairment write-downs included in net income	21	7
Net unrealized gains and losses on debt securities	**$ 48**	**$ (263)**
Total net unrealized gains and losses on equity investments and debt securities	**$ 740**	**$ (731)**

VIII. SENIOR MANAGEMENT CHANGES SINCE JUNE 30, 2012

Dr. Jim Yong Kim became President, effective July 1, 2012.

Mr. Jin-Yong Cai became Executive Vice President and CEO, effective October 1, 2012.

Following the retirement of Mr. Thierry Tanoh as Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe, effective July 16, 2012, Mr. Bernard Sheahan, Director, Global Infrastructure and Natural Resources, was appointed Acting Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe, effective July 16, 2012. The search process to fill the position of Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe is underway.

Following the retirement of Ms. Rachel Robbins as Vice President and General Counsel, effective October 31, 2012, Mr. David Harris, Deputy General Counsel, was appointed Acting Vice President and General Counsel, effective November 1, 2012. The search process to fill the position of Vice President and General Counsel has been completed and a formal announcement on the selected candidate is expected to be announced shortly.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2012

Contents

CONDENSED CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 (unaudited) and June 30, 2012 (unaudited)

(US$ millions)

	December 31	June 30
Assets		
Cash and due from banks	$ 1,465	$ 1,328
Time deposits	3,643	5,719
Trading securities - Note K	30,738	28,868
Securities purchased under resale agreements	682	964
Investments		
Loans ($707 - December 31, 2012 and $591 - June 30, 2012 at fair value; $48 - December 31, 2012 and $60 - June 30, 2012 at lower of cost or fair value) (net of reserves against losses of $1,414 - December 31, 2012 and $1,381 - June 30, 2012) - Notes D, E, K and M	20,801	19,496
Equity investments ($8,067 - December 31, 2012 and $6,708 - June 30, 2012 at fair value) - Notes B, D, G, K and M	11,364	9,774
Debt securities - Notes D, F, K and M	2,118	2,168
Total investments	34,283	31,438
Derivative assets - Notes J and K	4,391	4,615
Receivables and other assets	3,245	2,829
Total assets	**$ 78,447**	**$ 75,761**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,767	$ 6,397
Borrowings outstanding - Note K		
From market sources at amortized cost	1,694	1,777
From market sources at fair value	43,282	42,846
From International Bank for Reconstruction and Development at amortized cost	234	42
Total borrowings	45,210	44,665
Derivative liabilities - Notes J and K	1,596	1,261
Payables and other liabilities	3,777	2,858
Total liabilities	56,350	55,181
Capital		
Capital stock, authorized (2,580,000 - December 31, 2012; 2,580,000 - June 30, 2012) shares of $1,000 par value each		
Subscribed and paid-in	2,373	2,372
Accumulated other comprehensive income - Note H	1,281	513
Retained earnings	18,401	17,695
Total IFC capital	22,055	20,580
Noncontrolling interests	42	-
Total capital	22,097	20,580
Total liabilities and capital	**$ 78,447**	**$ 75,761**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and six months ended December 31, 2012 (unaudited) and December 31, 2011 (unaudited)

(US$ millions)

	Three months ended December 31, 2012	Three months ended December 31, 2011	Six months ended December 31, 2012	Six months ended December 31, 2011
Income from investments				
Income from loans and guarantees - Note E	$ 304	$ 218	$ 565	$ 402
Provision for losses on loans, guarantees and other receivables - Note E	(30)	(69)	(17)	(11)
Income (losses) from equity investments - Note G	82	(169)	165	450
Income from debt securities - Note F	18	45	1	59
Total income from investments	**374**	**25**	**714**	**900**
Income (losses) from liquid asset trading activities - Note C	137	24	386	(5)
Charges on borrowings	(63)	(36)	(127)	(65)
Income from investments and liquid asset trading activities, after charges on borrowings	**448**	**13**	**973**	**830**
Other income				
Service fees	22	12	35	25
Advisory services income	58	53	98	144
Other	19	30	50	57
Total other income	**99**	**95**	**183**	**226**
Other expenses				
Administrative expenses	(208)	(197)	(417)	(390)
Advisory services expenses	(89)	(73)	(146)	(99)
Expense from pension and other postretirement benefit plans - Note O	(44)	(24)	(87)	(48)
Other	(9)	(6)	(17)	(11)
Total other expenses	**(350)**	**(300)**	**(667)**	**(548)**
Foreign currency transaction gains on non-trading activities	19	7	15	101
Income (losses) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**216**	**(185)**	**504**	**609**
Net gains and losses on other non-trading financial instruments accounted for at fair value - Note I				
Realized gains	3	10	9	10
Gains on non-monetary exchanges	-	10	-	10
Unrealized (losses) gains	20	(37)	191	(86)
Total net gains (losses) on other non-trading financial instruments accounted for at fair value	**23**	**(17)**	**200**	**(66)**
Income (loss) before grants to IDA	**239**	**(202)**	**704**	**543**
Grants to IDA - Note H	-	(330)	-	(330)
Net income	**$ 239**	**$ (532)**	**$ 704**	**$ 213**
Less: Net loss attributable to noncontrolling interests	2	-	2	-
Net income (loss) attributable to IFC	**$ 241**	**$ (532)**	**$ 706**	**$ 213**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and six months ended December 31, 2012 (unaudited) and December 31, 2011 (unaudited)

(US$ millions)

	Three months ended December 31, 2012	Three months ended December 31, 2011	Six months ended December 31, 2012	Six months ended December 31, 2011
Net income (loss) attributable to IFC	**$ 241**	**$ (532)**	**$ 706**	**$ 213**
Other comprehensive (loss) income				
Net unrealized gains (losses) on debt securities arising during the period	3	(7)	27	(270)
(Less): reclassification adjustment for realized gains included in net income	(9)	-	(9)	(2)
Less: reclassification adjustment for gains on non-monetary exchanges included in net income	-	-	(7)	(1)
Add: reclassification adjustment for impairment write-downs included in net income	12	5	37	10
Net unrealized gains (losses) on debt securities	**6**	**(2)**	**48**	**(263)**
Net unrealized gains (losses) on equity investments arising during the period	571	(103)	696	(707)
Less: reclassification adjustment for realized gains included in net income	(25)	(9)	(68)	(99)
Add: reclassification adjustment for impairment write-downs included in net income	30	137	64	338
Net unrealized gains (losses) on equity investments	**576**	**25**	**692**	**(468)**
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	14	4	28	8
Total other comprehensive income (loss)	**596**	**27**	**768**	**(723)**
Total comprehensive income (loss) attributable to IFC	**$ 837**	**$ (505)**	**$ 1,474**	**$ (510)**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the six months ended December 31, 2012 (unaudited) and December 31, 2011 (unaudited)

(US$ millions)

	Attributable to IFC							
	Retained earnings Undesignated	Retained earnings Designated	Retained earnings Total	Accumulated other comprehensive income - Note H	Capital stock[†]	Total IFC capital	Non-controlling interests	Total capital
At June 30, 2011	**$ 16,032**	**$ 335**	**$ 16,367**	**$ 1,543**	**$ 2,369**	**$ 20,279**	**$ -**	**$ 20,279**
Six months ended December 31, 2011								
Net income attributable to IFC	213		213			213		213
Other comprehensive loss attributable to IFC			-	(723)		(723)		(723)
Payments received for IFC capital stock subscribed			-		1	1		1
Designation of retained earnings - Note H	(399)	399	-			-		-
Expenditures against designated retained earnings - Note H	347	(347)	-			-		-
At December 31, 2011	**$ 16,193**	**$ 387**	**$ 16,580**	**$ 820**	**$ 2,370**	**$ 19,770**	**$ -**	**$ 19,770**
At June 30, 2012	**$ 17,373**	**$ 322**	**$ 17,695**	**$ 513**	**$ 2,372**	**$ 20,580**	**$ -**	**$ 20,580**
Six months ended December 31, 2012								
Net income attributable to IFC	706		706			706		706
Other comprehensive income attributable to IFC				768		768		768
Payments received for IFC capital stock subscribed			-		1	1		1
Designation of retained earnings - Note H	(420)	420	-			-		-
Expenditures against designated retained earnings - Note H	59	(59)	-			-		-
Net loss attributable to noncontrolling interests			-			-	(2)	(2)
Noncontrolling interests issued			-			-	44	44
At December 31, 2012	**$ 17,718**	**$ 683**	**$ 18,401**	**$ 1,281**	**$ 2,373**	**$ 22,055**	**$ 42**	**$ 22,097**

[†] Capital stock includes payments received on account of pending subscription

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2012 (unaudited) and December 31, 2011 (unaudited)

(US$ millions)

	2012	2011
Cash flows from investing activities		
Loan disbursements	$ (3,830)	$ (2,944)
Investments in equity securities	(1,250)	(694)
Investments in debt securities	(243)	(269)
Loan repayments	2,719	1,874
Equity redemptions	4	-
Debt securities repayments	270	177
Proceeds from sales of loans	-	-
Proceeds from sales of equity investments	454	1,230
Proceeds from sales of debt securities	22	15
Net cash (used) provided by investing activities	**(1,854)**	**(611)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	6,073	7,695
Retirement	(5,423)	(2,772)
Medium and long-term borrowings related derivatives, net	93	138
Short-term borrowings, net	(151)	(252)
Capital subscriptions	1	1
Noncontrolling interests issued	44	-
Net cash provided by financing activities	**637**	**4,810**
Cash flows from operating activities		
Net income	704	213
Less: Net loss attributable to noncontrolling interests	2	-
Net income attributable to IFC	706	213
Adjustments to reconcile net income to net cash used in operating activities:		
Gains from non-monetary exchanges of loans	(21)	-
Realized gains on debt securities and gains on non-monetary exchanges	(16)	(3)
Realized gains on equity investments and gains on non-monetary exchanges	(252)	(1,002)
Unrealized (gains) losses on loans accounted for at fair value	(42)	21
Unrealized losses (gains) on debt securities accounted for at fair value	14	(27)
Unrealized losses on equity investments accounted for at fair value	62	253
Provision for losses on loans, guarantees and other receivables	17	11
Other-than-temporary impairment losses on debt securities	37	10
Other-than-temporary impairment losses on equity investments	144	461
Net discounts paid on retirement of borrowings	(1)	(1)
Net realized gains on extinguishment of borrowings	(4)	(9)
Foreign currency transaction losses (gains) on non-trading activities	(15)	(101)
Net (gains) losses on other non-trading financial instruments accounted for at fair value	(200)	66
Change in accrued income on loans, time deposits and securities	(17)	(19)
Change in payables and other liabilities	1,017	1,362
Change in receivables and other assets	(213)	(1,025)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(2,911)	(1,428)
Net cash (used) provided in operating activities	**(1,695)**	**(1,218)**
Change in cash and cash equivalents	(2,912)	2,981
Effect of exchange rate changes on cash and cash equivalents	973	(893)
Net change in cash and cash equivalents	(1,939)	2,088
Beginning cash and cash equivalents	7,047	5,467
Ending cash and cash equivalents	**$ 5,108**	**$ 7,555**
Composition of cash and cash equivalents		
Cash and due from banks	$ 1,465	$ 1,404
Time deposits	3,643	6,151
Total cash and cash equivalents	**$ 5,108**	**$ 7,555**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2012 (unaudited) and December 31, 2011 (unaudited)

(US$ millions)

	2012	2011
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 195	$ (574)
Debt securities	21	(164)
Loan and debt security-related currency swaps	(177)	755
Borrowings	(65)	1,129
Borrowing-related currency swaps	53	(1,127)
Client risk management-related currency swaps	-	-
Charges on borrowings paid, net	$ 176	$ 43
Non-cash item:		
Loan and debt securities conversion to equity, net	$ 1	$ 15

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three and six months ended December 31, 2012 are not indicative of the results that may be expected for the full year ending June 30, 2013. In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Condensed Consolidated Financial Statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Advisory services – Beginning July 1, 2011, IFC adopted a new reporting basis for funds received from donors for IFC's advisory services business and reported advisory services business as a separate segment. See Notes L and N. Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i) all majority-owned subsidiaries;
ii) limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii) variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC's condensed consolidated balance sheet and condensed consolidated income statement as "non-controlling interest" and "net income attributable to non-controlling interest", respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

An entity is a VIE if:
i) its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii) its equity investors do not have decision-making rights about the entity's operations; or
iii) if its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE unless:
i) the entity has the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;
ii) IFC has an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity; and
iii) the entity is a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC is considered to be the entity's primary beneficiary if it will absorb the majority of the VIE's expected losses or expected residual returns.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:
i) investees in which IFC has significant influence:
  a) direct investments in securities and other financial interests (e.g. loans);
  b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) certain hybrid instruments in the investment portfolio; and
iv) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Equity securities held by consolidated subsidiaries that are investment companies

Pursuant to ASC Topic 946, *Financial Services – Investment Companies* (ASC 946) and ASC Topic 810, *Consolidation*, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2012 and June 30, 2012. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, as are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments when received. Capital losses are recognized when incurred.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Profit participations received on equity investments are recorded when received in freely convertible currencies. Dividends received on equity investments through June 30, 2011 were recorded as income when received in freely convertible currencies. Beginning July 1, 2011, dividends on listed equity investments are recorded on the ex dividend date - dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and, through June 30, 2011, were recorded as income in income from equity investments when received in freely convertible currencies. Beginning July 1, 2011, realized gains on listed equity investments are recorded upon trade date - realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on nonmonetary exchanges – Nonmonetary transactions typically arise through: (1) the exchange of nonmonetary assets by exercising a conversion option that results in the exchange of one financial instrument (i.e., loan, equity, or debt security) for another financial instrument (i.e., debt securities or equity shares); or (2) a nonreciprocal transfer where IFC receives a nonmonetary asset for which no assets are relinquished in exchange. Generally, accounting for exchanges of nonmonetary assets should be based on the fair values of the assets involved. Thus, the amount initially recorded for a nonmonetary asset received in exchange for another nonmonetary asset is the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset surrendered (immediately prior to the exchange transaction) is recorded as a gain or loss on non-monetary exchanges in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 revises the manner in which entities must present comprehensive income in their financial statements by requiring either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements of income and comprehensive income, respectively. ASU 2011-05 does not change the items that must be reported in other comprehensive income, does not require any additional disclosures and is effective for fiscal years ending after December 15, 2011 (which was the year ending June 30, 2012 for IFC) and interim and annual periods thereafter. IFC currently presents two separate but consecutive condensed consolidated statements of income and comprehensive income, respectively. In addition, ASU 2011-05 requires the presentation of reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income and the statement in which other comprehensive income are presented. ASU 2011-05 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2011 (which was the year ended June 30, 2012 for IFC). However, ASU 2011-12 defers indefinitely those portions of ASU 2011-05 which require the presentation of reclassification adjustments out of accumulated other comprehensive income by component in both the statement if which net income and the statement in which other comprehensive income are presented.

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11), and ASU 2011-12, *Deferral of the Effective date for Amendments to the Presentation of reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). ASU 2011-11 contains new disclosure requirements regarding the reporting entity's rights of setoff and related arrangements associated with its financial instruments and derivatives. The new disclosures will also provide information about both gross and net exposures. ASU 2011-11 is effective for annual reporting periods, and interim periods within those annual periods, beginning on or after January 1, 2013 (which is the year ending June 30, 2014 for IFC), and must be applied retroactively.

In addition, during the six months ended December 31, 2012, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC through its wholly owned subsidiary, AMC, seeks to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At December 31, 2012, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2012).

As a result of the consolidation of AMC, IFC's condensed consolidated balance sheet at December 31, 2012 includes $18 million in cash, receivables and other assets ($12 million - June 30, 2012), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2012) and $2 million in payables and other liabilities ($2 million - June 30, 2012). Other income in IFC's condensed consolidated income statement includes $11 million during the three months ended December 31, 2012 ($9 million - three months ended December 31, 2011) and $17 million during the six months ended December 31, 2012 ($14 million - six months ended December 31, 2011) and other expenses includes $4 million during the three months ended December 31, 2012 ($2 million - three months ended December 31, 2011) and $6 million during the six months ended December 31, 2012 ($4 million - six months ended December 31, 2011).

At December 31, 2012, AMC managed six funds (collectively referred to as the AMC Funds). All AMC funds are investment companies and are required to report their investment assets at fair value through earnings. IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Fund	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, L.P.	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP (RBCF)	45%
IFC Catalyst Funds(*)	27%(*)

(*)The ownership interest of 27% reflects IFC's ownership interest taking into consideration the overall commitments for the IFC Catalyst Fund, which is comprised of IFC Catalyst Fund, LP and IFC Catalyst Fund (UK), LP (collectively, IFC Catalyst Fund). IFC does not have an ownership interest in the IFC Catalyst Fund (UK), LP.

IFC's investments in AMC Funds, except for RBCF, are accounted for at fair value under the Fair Value Option.

RBCF, created in June 2012, is consolidated into IFC's financial statements because of the presumption of control by IFC as owner of the general partner of RBCF.

As a result of consolidating RBCF, IFC's condensed consolidated balance sheet at December 31, 2012 includes $78 million of equity investments ($0 - June 30, 2012), and noncontrolling interests of $42 million ($0 - June 30, 2012). These noncontrolling interests meet the ASC's definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the noncontrolling interest holders and IFC. RBCF's termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC's condensed consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these noncontrolling interests, assuming an orderly liquidation of RBCF on December 31, 2012, approximates the $42 million of noncontrolling interests reflected on IFC's condensed consolidated balance sheet at December 31, 2012.

Other Consolidated entities

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements, albeit with no material impact. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the three and six months ended December 31, 2012 and 2011 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2012	2011	2012	2011
Interest income	$ 131	$ 123	$ 220	$ 235
Net gains and losses on trading activities:				
Realized losses	(18)	(144)	(47)	(277)
Unrealized gains	24	45	213	37
Net gains (losses) on trading activities	6	(99)	166	(240)
Total income (losses) from liquid asset trading activities	**$ 137**	**$ 24**	**$ 386**	**$ (5)**

Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $30 million and $145 million for the three and six months ended December 31, 2012 ($7 million losses and $77 million losses - three and six months ended December 31, 2011). Net loss on other trading securities of $24 million and gain of $21 million for the three and six months ended December 31, 2012 ($90 million losses and $155 million losses - three and six months ended December 31, 2011).

NOTE D – INVESTMENTS

The carrying value of investments at December 31, 2012 and June 30, 2012 comprises (US$ millions):

	December 31, 2012	June 30, 2012
Loans		
Loans at amortized cost	$ 21,460	$ 20,226
Less: Reserve against losses on loans	(1,414)	(1,381)
Net loans	20,046	18,845
Loans held for sale at lower of amortized cost or fair value	48	60
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $681 - December 31, 2012, $607 - June 30, 2012)	707	591
Total loans	**20,801**	**19,496**
Equity investments		
Equity investments at cost less impairment*	3,297	3,066
Equity investments accounted for at fair value as available-for-sale (cost $1,950 - December 31, 2012, $1,783 - June 30, 2012)	4,090	3,231
Equity investments accounted for at fair value (cost $3,198 - December 31, 2012, $2,636 - June 30, 2012)	3,977	3,477
Total equity investments	**11,364**	**9,774**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,775 - December 31, 2012, $1,916 - June 30, 2012)	1,823	1,916
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $267 - December 31, 2012, $210 - June 30, 2012)	295	252
Total debt securities	**2,118**	**2,168**
Total carrying value of investments	**$ 34,283**	**$ 31,438**

* Equity investments at cost less impairment at December 31, 2012 includes unrealized gains of $2 million ($2 million at June 30, 2012) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair values are no longer available.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Income from loans and guarantees for the three and six months ended December 31, 2012 and 2011 comprise the following (US$ millions):

	Three months ended December 31		Six months ended December 31	
	2012	2011	2012	2011
Interest income	$ 229	$ 189	$ 448	$ 379
Commitment fees	10	7	18	15
Other financial fees	18	14	36	29
Gains on non-monetary exchanges	20	-	21	-
Unrealized gains (losses) on loans accounted for under the Fair Value Option	27	8	42	(21)
Income from loans and guarantees	**$ 304**	**$ 218**	**$ 565**	**$ 402**

Reserves against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three and six months ended December 31, 2012 and 2011, and for the years ended June 30, 2012 and June 30, 2011, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis for unimpaired loans (portfolio reserves), respectively, are summarized below (US$ millions):

	Three months ended December 31, 2012			Six months ended December 31, 2012		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 497	$ 886	$ 1,383	$ 447	$ 934	$ 1,381
Provision for (release of) losses on loans	24	6	30	67	(47)	20
Write-offs	(3)	-	(3)	(4)	-	(4)
Foreign currency transaction adjustments	1	2	3	2	7	9
Other adjustments*	1	-	1	8	-	8
Ending balance	**$ 520**	**$ 894**	**$ 1,414**	**$ 520**	**$ 894**	**$ 1,414**
Related recorded investment in loans evaluated for impairment**	$ 21,460	$ 20,383	$ 21,460	$ 21,460	$ 20,383	$ 21,460

	Three months ended December 31, 2011			Six months ended December 31, 2011		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 366	$ 860	$ 1,226	$ 382	$ 925	$ 1,307
Provision for (release of) losses on loans	51	18	69	43	(29)	14
Write-offs	(1)	-	(1)	(6)	-	(6)
Recoveries of previously written-off loans	-	-	-	1	-	1
Foreign currency transaction adjustments	-	(7)	(7)	(4)	(25)	(29)
Other adjustments*	8	-	8	8	-	8
Ending balance	**$ 424**	**$ 871**	**$ 1,295**	**424**	**$ 871**	**$ 1,295**
Related recorded investment in loans evaluated for impairment**	$ 19,539	$ 18,664	$ 19,539	$ 19,539	$ 18,664	$ 19,539

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Year ended June 30, 2011			Year ended June 30, 2012		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 432	$ 917	$ 1,349	$ 382	$ 925	$ 1,307
Provision for (release of) losses on loans	(16)	(24)	(40)	76	39	115
Write-offs	(56)	-	(56)	(13)	-	(13)
Recoveries of previously written-off loans	4	-	4	2	-	2
Foreign currency transaction adjustments	10	32	42	(5)	(30)	(35)
Other adjustments*	8	-	8	5	-	5
Ending balance	**$ 382**	**$ 925**	**$ 1,307**	**447**	**$ 934**	**$ 1,381**
Related recorded investment in loans evaluated for impairment**	$ 19,038	$ 18,120	$ 19,038	$ 20,226	$ 19,303	$ 20,226

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three and six months ended December 31, 2012 and 2011, and for the years ended June 30, 2012 and June 30, 2011 are summarized below (US$ millions):

	Three months ended December 31,		Six months ended December 31,		Year ended June 30,	
	2012	2011	2012	2011	2012	2011
Beginning balance	$ 18	$ 21	$ 21	$ 24	$ 24	$ 24
Provision for (release of) for losses on guarantees	1	-	(2)	(3)	(3)	-
Ending balance	**$ 19**	**$ 21**	**$ 19**	**$ 21**	**$ 21**	**$ 24**

Changes in the reserve against losses on other receivables for the three and six months ended December 31, 2012 and 2011, and for the years ended June 30, 2012 and June 30, 2011 are summarized below (US$ millions):

	Three months ended December 31,		Six months ended December 31,		Year ended June 30,	
	2012	2011	2012	2011	2012	2011
Beginning balance	$ 5	$ -	$ 5	$ -	$ -	$ -
Release of provision for losses on guarantees	(1)	-	(1)	-	5	-
Ending balance	**$ 4**	**$ -**	**$ 4**	**$ -**	**$ 5**	**$ -**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impaired loans

The average recorded investment during the six months ended December 31, 2012, in loans at amortized cost that are impaired was $1,090 million ($908 million - year ended June 30, 2012). The recorded investment in loans at amortized cost that are impaired at December 31, 2012 was $1,077 million ($923 million - June 30, 2012).

Loans at amortized cost that are impaired with specific reserves at December 31, 2012 and June 30, 2012 are summarized by industry sector and geographic region as follows (US$ millions):

	December 31, 2012				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 99	$ 106	$ 78	$ 99	$ -
Europe, Middle East and North Africa	461	470	254	464	5
Sub-Saharan Africa, Latin America and Caribbean	183	245	49	183	3
Total manufacturing, agribusiness and services	743	821	381	746	8
Financial markets					
Asia	18	20	3	20	1
Europe, Middle East and North Africa	21	27	10	23	1
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	7	-
Total financial markets	46	79	20	50	2
Infrastructure and natural resources					
Asia	71	71	31	72	1
Europe, Middle East and North Africa	12	12	6	12	-
Sub-Saharan Africa, Latin America and Caribbean	172	172	73	172	3
World	33	33	9	38	1
Total infrastructure and natural resources	288	288	119	294	5
Total	**$ 1,077**	**$ 1,188**	**$ 520**	**$ 1,090**	**$ 15**

IFC had no impaired loans at December 31, 2012 with no specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	June 30, 2012				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 100	$ 106	$ 72	$ 101	$ -
Europe, Middle East and North Africa	436	444	235	440	12
Sub-Saharan Africa, Latin America and Caribbean	181	244	46	163	5
Total manufacturing, agribusiness and services	717	794	353	704	17
Financial markets					
Asia	22	24	5	19	2
Europe, Middle East and North Africa	40	46	18	48	3
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	7	1
Total financial markets	69	102	30	74	6
Infrastructure and natural resources					
Asia	73	73	25	70	3
Europe, Middle East and North Africa	14	14	6	14	-
Sub-Saharan Africa, Latin America and Caribbean	50	51	33	46	3
Total infrastructure and natural resources	137	138	64	130	6
Total	**$ 923**	**$ 1,034**	**$ 447**	**$ 908**	**$ 29**

IFC had no impaired loans at June 30, 2012 with no specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $977 million at December 31, 2012 ($859 million - June 30, 2012). The interest income on such loans for the three and six months ended December 31, 2012 and 2011 is summarized as follows (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2012	2011	2012	2011
Interest income not recognized on nonaccruing loans	$ 20	$ 14	$ 33	$ 20
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	7	6	10	8

The recorded investment in nonaccruing loans at amortized cost at December 31, 2012 and June 30, 2012 is summarized by industry sector and geographic region as follows (US$ millions):

	December 31, 2012			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 99	$ -	$ 38	$ 137
Europe, Middle East and North Africa	419	9	12	440
Sub-Saharan Africa, Latin America and Caribbean	172	-	132	304
Total disbursed loans at amortized cost	**$ 690**	**$ 9**	**$ 182**	**$ 881**

	June 30, 2012			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 82	$ -	$ 8	$ 90
Europe, Middle East and North Africa	467	9	14	490
Sub-Saharan Africa, Latin America and Caribbean	142	-	32	174
Total disbursed loans at amortized cost	**$ 691**	**$ 9**	**$ 54**	**$ 754**

The recorded investment in nonaccruing loans at fair value is $96 million at December 31, 2012 ($105 million at June 30, 2012).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost at December 31, 2012 and June 30, 2012, by industry sector and geographic region follows (US$ millions):

	December 31, 2012					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ 2	$ -	$ 101	$ 103	$ 1,844	$ 1,947
Europe, Middle East and North Africa	-	12	394	406	2,886	3,292
Sub-Saharan Africa, Latin America and Caribbean	-	20	99	119	1,867	1,986
Other	-	-	-	-	877	877
Total manufacturing, agribusiness and services	2	32	594	628	7,474	8,102
Financial markets						
Asia	-	-	-	-	1,515	1,515
Europe, Middle East and North Africa	-	-	4	4	2,511	2,515
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	1,800	1,800
Other	-	-	-	-	224	224
Total financial markets	-	-	4	4	6,050	6,054
Infrastructure and natural resources						
Asia	33	4	17	54	1,635	1,689
Europe, Middle East and North Africa	-	-	12	12	2,241	2,253
Sub-Saharan Africa, Latin America and Caribbean	-	-	132	132	2,988	3,120
Other	-	-	-	-	415	415
Total infrastructure and natural resources	33	4	161	198	7,279	7,477
Total disbursed loans at amortized cost	$ 35	$ 36	$ 759	$ 830	$ 20,803	$ 21,633
Unamortized deferred loan origination fees, net and other						(133)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(40)
Recorded investment in loans at amortized cost						**$ 21,460**

At December 31, 2012, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	June 30, 2012					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ 18	$ -	$ 73	$ 91	$ 1,821	$ 1,912
Europe, Middle East and North Africa	-	26	397	423	2,600	3,023
Sub-Saharan Africa, Latin America and Caribbean	-	40	63	103	1,824	1,927
Other	-	-	-	-	615	615
Total manufacturing, agribusiness and services	18	66	533	617	6,860	7,477
Financial markets						
Asia	-	-	-	-	1,198	1,198
Europe, Middle East and North Africa	-	-	4	4	2,576	2,580
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	1,712	1,712
Other	-	-	-	-	330	330
Total financial markets	-	-	4	4	5,816	5,820
Infrastructure and natural resources						
Asia	-	-	-	-	1,548	1,548
Europe, Middle East and North Africa	-	-	14	14	2,250	2,264
Sub-Saharan Africa, Latin America and Caribbean	-	-	32	32	2,988	3,020
Other	-	-	-	-	255	255
Total infrastructure and natural resources	-	-	46	46	7,041	7,087
Total disbursed loans at amortized cost	**$ 18**	**$ 66**	**$ 583**	**$ 667**	**$ 19,717**	**$ 20,384**
Unamortized deferred loan origination fees, net and other						(120)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(38)
Recorded investment in loans at amortized cost						**$ 20,226**

At June 30, 2012, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; weak management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of IFC's loans at amortized cost by credit quality indicator, updated effective December 31, 2012, and June 30, 2012, respectively, as well as by industry sector and geographic region follows (US$ millions):

	December 31, 2012							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total loans
Manufacturing, agribusiness and services								
Asia	$ -	$ 396	$ 767	$ 552	$ 46	$ 119	$ 67	$ 1,947
Europe, Middle East and North Africa	-	464	1,126	876	417	215	194	3,292
Sub-Saharan Africa, Latin America and Caribbean	-	119	1,025	550	152	120	20	1,986
Other	-	538	275	64	-	-	-	877
Total manufacturing, agribusiness and services	-	1,517	3,193	2,042	615	454	281	8,102
Financial markets								
Asia	-	697	563	199	38	18	-	1,515
Europe, Middle East and North Africa	-	584	1,195	502	183	47	4	2,515
Sub-Saharan Africa, Latin America and Caribbean	-	709	927	147	10	7	-	1,800
Other	-	-	1	223	-	-	-	224
Total financial markets	-	1,990	2,686	1,071	231	72	4	6,054
Infrastructure and natural resources								
Asia	-	312	589	694	23	7	64	1,689
Europe, Middle East and North Africa	-	251	712	1,124	133	33	-	2,253
Sub-Saharan Africa, Latin America and Caribbean	-	288	1,420	1,078	245	37	52	3,120
Other	-	40	102	80	193	-	-	415
Total infrastructure and natural resources	-	891	2,823	2,976	594	77	116	7,477
Total disbursed loans at amortized cost	**$ -**	**$ 4,398**	**$ 8,702**	**$ 6,089**	**$ 1,440**	**$ 603**	**$ 401**	**$ 21,633**
Unamortized deferred loan origination fees, net and other								(133)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(40)
Recorded investment in loans at amortized cost								**$ 21,460**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	June 30, 2012							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total loans
Manufacturing, agribusiness and services								
Asia	$ -	$ 381	$ 793	$ 461	$ 187	$ 81	$ 9	$ 1,912
Europe, Middle East and North Africa	-	312	1,092	904	302	231	182	3,023
Sub-Saharan Africa, Latin America and Caribbean	-	218	933	531	110	114	21	1,927
Other	-	336	279	-	-	-	-	615
Total manufacturing, agribusiness and services	-	1,247	3,097	1,896	599	426	212	7,477
Financial markets								
Asia	-	649	283	244	-	22	-	1,198
Europe, Middle East and North Africa	-	425	1,440	387	267	57	4	2,580
Sub-Saharan Africa, Latin America and Caribbean	-	338	1,181	176	10	7	-	1,712
Other	-	-	-	330	-	-	-	330
Total financial markets	-	1,412	2,904	1,137	277	86	4	5,820
Infrastructure and natural resources								
Asia	-	257	553	630	35	41	32	1,548
Europe, Middle East and North Africa	-	243	779	1,066	31	143	2	2,264
Sub-Saharan Africa, Latin America and Caribbean	-	301	1,015	1,383	226	54	41	3,020
Other	-	44	102	109	-	-	-	255
Total infrastructure and natural resources	-	845	2,449	3,188	292	238	75	7,087
Total disbursed loans at amortized cost	**$ -**	**$ 3,504**	**$ 8,450**	**$ 6,221**	**$ 1,168**	**$ 750**	**$ 291**	**$ 20,384**
Unamortized deferred loan origination fees, net and other								(120)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(38)
Recorded investment in loans at amortized cost								**$ 20,226**

Loan modifications

Loan modifications during the three and six months ended December 31, 2012 considered troubled debt restructurings were not significant. There were no loans that defaulted during the three and six months ended December 31, 2012, that had been modified in a troubled debt restructuring within .12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2012 totaled $4,220 million ($4,507 million - June 30, 2012). Guarantees of $3,171 million that were outstanding (i.e., not called) at December 31, 2012 ($3,420 million - June 30, 2012), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Income from debt securities for the three and six months ended December 31, 2012 and 2011 comprises the following (US$ millions):

	Three months ended December 31		Six months ended December 31	
	2012	2011	2012	2011
Interest income	$ 16	$ 20	$ 30	$ 34
Realized gains on sales of debt securities	9	-	9	2
Gains on non-monetary exchanges	-	-	7	1
Dividends	5	5	6	5
Other-than-temporary impairment losses	(12)	(5)	(37)	(10)
Unrealized (losses) gains on debt securities accounted for at fair value under the Fair Value Option	-	25	(14)	27
Total income from debt securities	**$ 18**	**$ 45**	**$ 1**	**$ 59**

Debt securities accounted for as available-for-sale at December 31, 2012 and June 30, 2012 comprise (US$ millions):

	December 31, 2012				June 30, 2012			
	Amortized cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$ 1,313	$ 26	$ (16)	$ 1,323	$ 1,425	$ -	$ (26)	$ 1,399
Preferred shares	456	48	(10)	494	483	41	(15)	509
Asset-backed securities	3	-	-	3	6	-	-	6
Other debt securities	3	-	-	3	2	-	-	2
Total	**$ 1,775**	**$ 74**	**$ (26)**	**$ 1,823**	**$ 1,916**	**$ 41**	**$ (41)**	**$ 1,916**

Unrealized losses on debt securities accounted for as available-for-sale at December 31, 2012 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 126	$ (1)	$ 252	$ (15)	$ 378	$ (16)
Preferred shares	49	(3)	120	(7)	169	(10)
Total	**$ 175**	**$ (4)**	**$ 372**	**$ (22)**	**$ 547**	**$ (26)**

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2012 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 127	$ (3)	$ 339	$ (23)	$ 466	$ (26)
Preferred shares	179	(15)	-	-	179	(15)
Total	**$ 306**	**$ (18)**	**$ 339**	**$ (23)**	**$ 645**	**$ (41)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the three and six months ended December 31, 2012 and 2011 comprises the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2012	2011	2012	2011
Realized gains on equity sales, net	$ 143	$ 31	$ 252	$ 1,003
Losses on non-monetary exchanges	-	-	-	(1)
Dividends and profit participations	29	82	118	163
Custody, fees and other	1	-	1	(1)
Other-than-temporary impairment losses:				
Equity investments at cost less impairment	(31)	(65)	(80)	(123)
Equity investments available-for-sale	(30)	(137)	(64)	(338)
Total other-than-temporary impairment losses	(61)	(202)	(144)	(461)
Unrealized losses on equity investments accounted for at fair value	(30)	(80)	(62)	(253)
Total income from equity investments	**$ 82**	**$ (169)**	**$ 165**	**$ 450**

Dividends and profit participations include $3 million for the three months ended December 31, 2012 ($11 million - three months ended December 31, 2011) and $16 million for the six months ended December 31, 2012 ($27 million - six months ended December 31, 2011) of receipts received in freely convertible cash, net of cash disbursements, in respect of equity investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of these funds determined using the net asset value of IFC's ownership interest in partners' capital totaled $2,372 million as of December 31, 2012 ($2,181 million as of June 30, 2012).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES, ACCUMULATED OTHER COMPREHENSIVE INCOME AND CAPITAL TRANSACTIONS

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance -based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2010	**$ -**	**$ 313**	**$ 101**	**$ 37**	**$ 30**	**$ 481**
Year ended June 30, 2011						
Designations of retained earnings	600	10	-	-	-	610
Expenditures against designated retained earnings	(600)	(106)	(47)	(3)	-	(756)
At June 30, 2011	$ -	$ 217	$ 54	$ 34	$ 30	$ 335
Year ended June 30, 2012						
Designations of retained earnings	330	69	-	-	-	399
Expenditures against designated retained earnings	(330)	(67)	(13)	(2)	-	(412)
At June 30, 2012	$ -	$ 219	$ 41	$ 32	$ 30	$ 322
Six months ended December 31, 2012						
Designations of retained earnings	340	80	-	-	-	420
Expenditures against designated retained earnings	-	(45)	(4)	(1)	(9)	(59)
At December 31, 2012	**$ 340**	**$ 254**	**$ 37**	**$ 31**	**$ 21**	**$ 683**

On August 9, 2012, IFC's Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and $80 million of IFC's retained earnings for advisory services. On October 12, 2012, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors. IFC recognizes designation of retained earnings for advisory services when IFC's Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by IFC's Board of Governors.

Subsequent event – On January 15, 2013, IFC recognized expenditures against grants to IDA on signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to designation of retained earnings for grants to IDA approved by IFC's Board of Directors on August 9, 2012 and noted with approval by IFC's Board of Governors on October 12, 2012.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at December 31, 2012 and June 30, 2012 are summarized as follows (US$ millions):

	December 31, 2012	June 30, 2012
Net unrealized gains on debt securities	$ 48	$ -
Net unrealized gains on equity investments	2,142	1,450
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(909)	(937)
Total accumulated other comprehensive income	**$ 1,281**	**$ 513**

Capital transactions

During the six months ended December 31, 2012, 845 shares, at a par value of $1,000 each, were subscribed and paid by a member country (2,500 shares at a par value of $1,000 each - year ended June 30, 2012).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains and losses on other non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2012 and 2011 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2012	2011	2012	2011
Net realized gains and losses on derivatives associated with investments:				
Realized gains on derivatives associated with equity investments	$ 3	$ 10	$ 9	$ 10
Total net realized gains on derivatives associated with investments	**3**	**10**	**9**	**10**
Net gains and losses on non-monetary exchanges of derivatives associated with investments:				
Losses on non-monetary exchanges associated with loans	-	(1)	-	(1)
Gains on non-monetary exchanges associated with debt securities	-	11	-	11
Total net non-monetary gains on derivatives associated with investments	**-**	**10**	**-**	**10**
Unrealized gains and losses on other non-trading financial instruments:				
Unrealized gains and losses on derivative associated with investments:				
Unrealized gains (losses) on derivatives associated with loans	(7)	(24)	59	(61)
Unrealized gains (losses) on derivatives associated with debt securities	(14)	(14)	28	6
Unrealized gains on derivatives associated with equity investments	3	44	6	40
Total unrealized gains (losses) on derivatives associated with investments	(18)	6	93	(15)
Unrealized gains and losses on market borrowings and associated derivatives:				
Unrealized gains and losses on market borrowings accounted for at fair value:				
Credit spread component	(18)	(30)	44	(62)
Interest rate, foreign exchange and other components	(47)	(53)	(10)	(748)
Total unrealized gains (losses) on market borrowings	(65)	(83)	34	(810)
Unrealized gains on derivatives associated with market borrowings	103	40	64	739
Total net unrealized gains (losses) on market borrowings and associated derivatives	38	(43)	98	(71)
Total net unrealized gains (losses) on other non-trading financial instruments	**20**	**(37)**	**191**	**(86)**
Net gains and losses on other non-trading financial instruments accounted for at fair value	**$ 23**	**$ (17)**	**$ 200**	**$ (66)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Unrealized gains and losses on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at December 31, 2012 and June 30, 2012 is summarized as follows (US$ millions):

Condensed consolidated balance sheet location	December 31, 2012 Fair value	June 30, 2012 Fair value
Derivative assets		
Interest rate	$ 933	$ 905
Foreign exchange	117	174
Interest rate and currency	2,909	3,116
Equity	432	418
Other derivative	-	2
Total derivative assets	**$ 4,391**	**$ 4,615**
Derivative liabilities		
Interest rate	$ 419	$ 410
Foreign exchange	232	68
Interest rate and currency	945	782
Equity and other	-	1
Total derivative liabilities	**$ 1,596**	**$ 1,261**

The effect of derivative instrument contracts on the condensed consolidated income statement for the three and six months ended December 31, 2012 and 2011 is summarized as follows (US$ millions):

		Three months ended December 31,		Six months ended December 31,	
Derivative risk category	Income statement location	2012	2011	2012	2011
Interest rate	Income from loans and guarantees	$ (9)	$ (10)	$ (18)	$ (21)
	Income from liquid asset trading activities	(32)	(34)	(126)	(189)
	Charges on borrowings	91	119	182	234
	Other income	1	-	1	-
	Net gains and losses on other non-trading financial instruments accounted for at fair value	(74)	(84)	9	220
Foreign exchange	Foreign currency transaction gains and losses on non-trading activities	31	12	60	16
	Income from liquid asset trading activities	(28)	(2)	(81)	(8)
	Net gains and losses on other non-trading financial instruments accounted for at fair value	-	18	(2)	24
Interest rate and currency	Income from loans and guarantees	(36)	(50)	(77)	(99)
	(Losses) income from debt securities	(7)	(16)	(18)	(36)
	Income from liquid asset trading activities	(7)	(8)	45	(48)
	Charges on borrowings	245	244	456	486
	Foreign currency transaction gains and losses on non-trading activities	(1,398)	1,378	(1,239)	356
	Net gains and losses on other non-trading financial instruments accounted for at fair value	176	89	147	457
	Other income	-	-	1	-
Equity	Net gains and losses on other non-trading financial instruments accounted for at fair value	(14)	43	15	46
Other derivative contracts	Net gains and losses on other non-trading financial instruments accounted for at fair value	-	-	(3)	(3)
	Total	**$ (1,061)**	**$ 1,699**	**$ (648)**	**$ 1,435**

The income related to each derivative risk category includes realized and unrealized gains and losses.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

At December 31, 2012, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $48,405 million ($51,147 million at June 30, 2012), foreign exchange contracts was $11,245 million ($11,605 million at June 30, 2012) and interest rate and currency contracts was $32,025 million ($28,730 million at June 30, 2012). At December 31, 2012, there were 246 equity contracts related to IFC's loan and equity investment portfolio and 4 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (221 equity risk and other contracts at June 30, 2012).

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $197 million at December 31, 2012 ($105 million at June 30, 2012). At December 31, 2012, IFC had no collateral posted under these agreements. If IFC were downgraded from the current AAA to AA+, then collateral in the amount of $2 million would be required to be posted against net liability positions with counterparties at December 31, 2012 ($6 million at June 30, 2012).

As of December 31, 2012, IFC had $263 million ($183 million at June 30, 2012) of outstanding obligations to return cash collateral under master netting agreements.

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities, with the aim of realizing their contractual cash flows.

The estimated fair values reflect the interest rate environments as of December 31, 2012 and June 30, 2012. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

IFC's financial instruments measured at fair value have been classified as Level 1, Level 2 or Level 3 based on the fair value hierarchy in ASC 820, as described in Note A.

i) Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices.
ii) Level 2 financial instruments are valued using models and other valuation methodologies and substantially all of the inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
iii) Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing inputs that are non-observable. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Integrated Risk department, maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit in the Accounting and Financial Operations department, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. IFC's Valuation Oversight Subcommittee, which is a subcommittee of CRC, reviews significant valuation principles and the reasonableness of high exposure valuations quarterly.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Integrated Risk department.

The methodologies used and key assumptions made to estimate fair values as of December 31, 2012, and June 30, 2012, are summarized below.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Loans and debt securities - Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of December 31, 2012 and June 30, 2012 are presented below:

December 31, 2012

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 254	Discount rate	7.0 - 30.0	12.5
	Relative valuations	96	Valuation multiples*		
	Net asset value	121	Third party pricing		
	Recent transactions	166			
	Other techniques	14			
Total preferred shares		651			
Loans and other debt securities	Discounted cash flows	1,993	Credit default swap spreads	1.1 - 50.0	3.2
	Recent transactions	174	Expected recovery rates	0.0 - 85.0	45.4
	Other techniques	7			
Total loans and other debt securities		2,174			
Total		**$ 2,825**			

June 30, 2012

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 159	Discount rate	8.0 - 22.2	13.3
	Relative valuations	91	Valuation multiples*		
	Net asset value	123	Third party pricing		
	Recent transactions	275			
	Other techniques	9			
Total preferred shares		657			
Loans and other debt securities	Discounted cash flows	2,037	Credit default swap spreads	0.7 - 80.0	3.9
	Recent transactions	57	Expected recovery rates	0.0 - 85.0	44.8
	Other techniques	8			
Total loans and other debt securities		2,102			
Total		**$ 2,759**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

As of December 31, 2012 IFC had one inflation index linked structured borrowing issue classified as level 3 with a fair value of $353 million. The significant unobservable inputs in the valuation of this structure are the correlations between and the weights of the constituents of the inflation index.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of December 31, 2012 and June 30, 2012 are presented below:

Level 2 derivatives	Significant inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

December 31, 2012

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 66	Volatilities	9.6 - 237.1	32.8
	Variable strike price options	355	Contractual strike price		
	Other techniques	9			
Borrowing related structured currency swap	Inflation index linked note	(36)	Inflation index weights and correlations		
Other derivatives		2			
Total		**$ 396**			

June 30, 2012

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 76	Volatilities	14.4 -115.1	34.9
	Variable strike price options	332	Contractual strike price*		
	Other techniques	7			
Other derivatives		4			
Total		**$ 419**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of December 31, 2012 and June 30, 2012 are presented below:

December 31, 2012

Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Banking and other financial Institutions	Discounted cash flows	$ 805	Cost of equity	9.0 - 22.2	15.5
			Asset growth rate	(34.0) - 60.0	18.6
			Return on assets	(19.8) - 8.2	2.5
			Perpetual growth rate	3.0 - 11.0	5.5
	Relative valuations	295	Price/book value	0.9 - 1.5	1.5
	Listed price (adjusted)	22	Discount for lock-up	8.2 - 30.0	28.9
	Recent transactions	188			
	Other techniques	9			
Total banking and other financial institutions		1,319			
Funds	Net Asset Value	2,372	Third party pricing		
	Recent transactions	80			
Total funds		2,452			
Others	Discounted cash flows	188	Weighted average cost of capital	6.4 - 17.8	10.2
			Cost of equity	9.9 - 15.0	12.3
	Relative valuations	156	Valuation multiples*		
	Listed price (adjusted)	43	Discount for lock-up	1.5 - 19.0	8.6
	Recent transactions	184			
	Other techniques	184			
Total others		755			
Total		$ 4,526			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2012

Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Banking and other financial Institutions	Discounted cash flows	$ 514	Cost of equity	9.8 - 22.7	16.8
			Asset growth rate	(34.0) - 113.0	20.1
			Return on assets	(8.6) - 7.4	2.1
			Perpetual growth rate	3.0 - 11.0	5.2
	Relative valuations	203	Price/book value	1.5 - 2.4	1.5
	Listed price (adjusted)	207	Discount for lock-up	9.4 - 27.8	12.5
	Recent transactions	70			
	Other techniques	14			
Total banking and other financial institutions		1,008			
Funds	Net Asset Value	2,181	Third party pricing	n/a	n/a
	Recent transactions	103			
Total funds		2,284			
Others	Discounted cash flows	177	Weighted average cost of capital	6.8 - 16.1	10.4
			Cost of equity	10.2 - 16.4	13.9
	Relative valuations	135	Valuation multiples*		
	Listed price (adjusted)	37	Discount for lock-up	5.0 - 18.7	6.5
	Recent transactions	151			
	Other techniques	161			
Total others		661			
Total		**$ 3,953**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at December 31, 2012 and June 30, 2012 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	December 31, 2012		June 30, 2012	
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 36,528	$ 36,528	$ 36,879	$ 36,879
Investments:				
Loans at amortized cost, net of reserves against losses	20,046	21,472	18,845	19,452
Loans held for sale at lower of amortized cost or fair value	48	86	60	84
Loans accounted for at fair value under the Fair Value Option	707	707	591	591
Total loans	20,801	22,265	19,496	20,127
Equity investments at cost less impairment	3,297	5,452	3,066	5,269
Equity investments accounted for at fair value as available-for-sale	4,090	4,090	3,231	3,231
Equity investments accounted for at fair value	3,977	3,977	3,477	3,477
Total equity investments	11,364	13,519	9,774	11,977
Debt securities accounted for at fair value as available-for-sale	1,823	1,823	1,916	1,916
Debt securities accounted for at fair value under the Fair Value Option	295	295	252	252
Total debt securities	2,118	2,118	2,168	2,168
Total investments	34,283	37,902	31,438	34,272
Derivative assets:				
Borrowings-related	3,321	3,321	3,369	3,369
Liquid asset portfolio-related and other	174	174	264	264
Investment-related	773	773	852	852
Client risk management-related	123	123	130	130
Total derivative assets	4,391	4,391	4,615	4,615
Other investment-related financial assets	37	176	37	158
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	5,767	5,767	6,397	6,397
Market and IBRD borrowings outstanding	45,210	45,205	44,665	44,669
Derivative liabilities:				
Borrowings-related	536	536	627	627
Liquid asset portfolio-related and other	618	618	223	223
Investment-related	315	315	281	281
Client risk management-related	127	127	130	130
Total derivative liabilities	1,596	1,596	1,261	1,261

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $17 million at December 31, 2012 ($20 million - June 30, 2012). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value hierarchy

The following tables provide information as of December 31, 2012 and June 30, 2012, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 151	$ -	$ -	$ 151
Treasury securities	5,843	-	-	5,843
Foreign government obligations	8,141	-	-	8,141
Government guaranteed obligations	550	663	-	1,213
Supranational bonds	79	39	-	118
Municipal bonds	615	253	-	868
Agency bonds	241	7	-	248
Foreign agency bonds	929	6	-	935
Agency residential mortgage-backed securities	199	63	-	262
Asset-backed securities	-	3,309	5	3,314
Foreign asset-backed securities	1	2,047	-	2,048
Corporate bonds	4,625	-	-	4,625
Commercial mortgage-backed securities	-	351	-	351
Foreign residential mortgage-backed securities	23	2,132	-	2,155
Non-agency residential mortgage-backed securities	-	326	43	369
Collateralized debt and collateralized loan obligations	-	15	82	97
Total trading securities	21,397*	9,211	130	30,738
Loans (outstanding principal balance $681)	-	-	707	707
Equity investments:				
Banking and non-banking financial institutions	1,614	37	1,272	2,923
Insurance companies	106	78	47	231
Funds	-	-	2,452	2,452
Others	1,685	21	755	2,461
Total equity investments	3,405	136	4,526	8,067
Debt securities:				
Corporate debt securities	-	-	1,436	1,436
Preferred shares	-	-	651	651
Asset-backed securities	-	-	24	24
Other debt securities	-	-	7	7
Total debt securities	-	-	2,118	2,118
Derivative assets:				
Interest rate contracts	-	933	-	933
Foreign exchange	-	117	-	117
Interest rate and currency	-	2,909	-	2,909
Equity	-	-	432	432
Total derivative assets	-	3,959	432	4,391
Total assets at fair value	**$ 24,802**	**$ 13,306**	**$ 7,913**	**$ 46,021**
Borrowings:				
Structured bonds	$ -	$ 4,365	$ 353	$ 4,718
Unstructured bonds	26,189	12,375	-	38,564
Total borrowings (outstanding principal balance $42,941**)	26,189	16,740	353	43,282
Derivative liabilities:				
Interest rate contracts				
Foreign exchange	-	419	-	419
Interest rate and currency rates	-	232	-	232
	-	909	36	945
Total derivative liabilities	-	1,560	36	1,596
Total liabilities at fair value	**$ 26,189**	**$ 18,300**	**$ 389**	**$ 44,878**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $151 million at December 31, 2012.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,070 million, with a fair value of $2,589 million as of December 31, 2012.

Note: For the six months,ended December 31, 2012: Trading securities with a fair value of $54 million transferred from level 2 to level 1 due to improved indications of market activity. Equity investments with fair value of $100 million transferred from level 1 to level 2 and $41 million from level 2 to level 1due to decrease/ increase in market activities. Bonds issued by IFC with a fair value of $1,047 million transferred from level 2 to level 1 and $185 million from level 1 to level 2 due to change in information quality.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	June 30, 2012			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 109	$ -	$ -	$ 109
Treasury securities	6,362	-	-	6,362
Foreign government obligations	6,251	14	-	6,265
Government guaranteed obligations	696	1,436	-	2,132
Supranational bonds	63	38	-	101
Municipal bonds	480	301	-	781
Agency bonds	(95)	4	-	(91)
Foreign agency bonds	1,020	171	-	1,191
Agency residential mortgage-backed securities	213	62	-	275
Asset-backed securities	-	3,780	10	3,790
Foreign asset-backed securities	1	1,026	-	1,027
Corporate bonds	3,503	73	-	3,576
Commercial mortgage-backed securities	-	874	-	874
Foreign residential mortgage-backed securities	24	1,946	-	1,970
Non-agency residential mortgage-backed securities	-	348	46	394
Collateralized debt and collateralized loan obligations	-	18	94	112
Total trading securities	18,627*	10,091	150	28,868
Loans (outstanding principal balance $607)	-	-	591	591
Equity investments:				
Banking and non-banking financial institutions	1,353	69	930	2,352
Insurance companies	114	13	78	205
Funds	-	-	2,284	2,284
Others	1,145	61	661	1,867
Total equity investments	2,612	143	3,953	6,708
Debt securities:				
Corporate debt securities	-	-	1,495	1,495
Preferred shares	-	-	657	657
Asset-backed securities	-	-	7	7
Other debt securities	-	-	9	9
Total debt securities	-	-	2,168	2,168
Derivative assets:				
Interest rate contracts	-	905	-	905
Foreign exchange	-	174	-	174
Interest rate and currency	-	3,116	-	3,116
Equity	-	-	418	418
Other	-	-	2	2
Total derivative assets	-	4,195	420	4,615
Total assets at fair value	**$ 21,239**	**$ 14,429**	**$ 7,282**	**$ 42,950**
Borrowings:				
Structured bonds	$ -	$ 6,219	$ -	$ 6,219
Unstructured bonds	23,444	13,183	-	36,627
Total borrowings (outstanding principal balance $42,523**)	23,444	19,402	-	42,846
Derivative liabilities:				
Interest rate contracts	-	410	-	410
Foreign exchange	-	68	-	68
Interest rate and currency rates	-	782	-	782
Equity price risk contracts	-	-	1	1
Total derivative liabilities	-	1,260	1	1,261
Total liabilities at fair value	**$ 23,444**	**$ 20,662**	**$ 1**	**$ 44,107**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $109 million at June 30, 2012.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,229 million, with a fair value of $2,640 million as of June 30, 2012.
Note: For the year ended June 30, 2012: trading securities with a fair value of $214 million were transferred from level 2 to level 1 due to indications of improved market activity; and, trading securities with a fair value of $749 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $116 million were transferred from level 1 to level 2 due to decrease in market activity; and bonds issued by IFC with a fair value of $514 million were transferred from level 2 to level 1, while bonds issued with a fair value of $1,952 million were transferred from level 1 to level 2.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2012 (US$ millions):

Level 3 trading securities for the three months ended December 31, 2012

	Asset backed securities	Mortgage backed securities	Supra-national bonds	Collateralized loan and debt obligations	Total
Balance as of October 1, 2012	$ 5	$ 46	$ -	$ 96	$ 147
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:					
Net income (loss)	-	(3)	-	4	1
Purchases, issuances, sales and settlements:					
Settlements and others	-	-	-	(18)	(18)
Balance as of December 31, 2012	**$ 5**	**$ 43**	**$ -**	**$ 82**	**$ 130**
For the three months ended December 31, 2012: Net unrealized gains and losses included in net income	$ -	$ 2	$ -	$ 4	$ 6

Level 3 trading securities for the six months ended December 31, 2012

	Asset backed securities	Mortgage backed securities	Supra-national bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2012	$ 10	$ 46	$ -	$ 94	$ 150
Transfers out Level 3 (****)	(5)	-	-	-	(5)
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:					
Net income (loss)	-	(3)	-	13	10
Purchases, issuances, sales and settlements:					
Settlements and others	-	-	-	(25)	(25)
Balance as of December 31, 2012	**$ 5**	**$ 43**	**$ -**	**$ 82**	**$ 130**
For the six months ended December 31, 2012: Net unrealized gains and losses included in net income	$ -	$ 10	$ -	$ 12	$ 22

(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three and six months ended December 31, 2012.

Level 3 loans for the three months ended December 31, 2012

	Loans	Total
Balance as of October 1, 2012	$ 686	$ 686
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:		
Net income	29	29
Purchases, issuances, sales and settlements:		
Issuances	36	36
Settlements and others	(44)	(44)
Balance as of December 31, 2012	**$ 707**	**$ 707**
For the three months ended December 31, 2012: Net unrealized gains and losses included in net income	$ 31	$ 31

Level 3 loans for the six months ended December 31, 2012

	Loans	Total
Balance as of July 1, 2012	$ 591	$ 591
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:		
Net income	48	48
Purchases, issuances, sales and settlements:		
Issuances	100	100
Settlements and others	(32)	(32)
Balance as of December 31, 2012	**$ 707**	**$ 707**
For the six months ended December 31, 2012: Net unrealized gains and losses included in net income	$ 49	$ 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 debt securities for the three months ended December 31, 2012

	Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of October 1, 2012	$ 1,437	$ 656	$ 17	$ 7	$ 2,117
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:					
Net income (loss)	(1)	4	-	-	3
Other comprehensive income (loss)	8	(2)	-	-	6
Purchases, issuances, sales and settlements:					
Purchases	158	14	10	-	182
Proceeds from sales	-	(21)	-	-	(21)
Settlements and others	(166)	-	(3)	-	(169)
Balance as of December 31, 2012	**$ 1,436**	**$ 651**	**$ 24**	**$ 7**	**$ 2,118**
For the three months ended December 31, 2012:					
Net unrealized gains and losses included in net income	$ (1)	$ (6)	$ -	$ -	$ (7)
Net unrealized gains and losses included in other comprehensive income	2	2	-	-	4

Level 3 debt securities for the six months ended December 31, 2012

	Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2012	$ 1,495	$ 657	$ 7	$ 9	$ 2,168
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:					
Net income (loss)	(15)	(13)	-	(2)	(30)
Other comprehensive income	37	10	1	-	48
Purchases, issuances, sales and settlements:					
Purchases	183	40	20	-	243
Proceeds from sales	-	(22)	-	-	(22)
Settlements and others	(264)	(21)	(4)	-	(289)
Balance as of December 31, 2012	**$ 1,436**	**$ 651**	**$ 24**	**$ 7**	**$ 2,118**
For the six months ended December 31, 2012:					
Net unrealized gains and losses included in net income	$ (18)	$ (25)	$ -	$ (2)	$ (45)
Net unrealized gains and losses included in other comprehensive income	36	14	1	-	51

Level 3 equity investments for the three months ended December 31, 2012

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of October 1, 2012	$ 1,054	$ 67	$ 2,308	$ 690	$ 4,119
Transfers into Level 3 (***)	32	-	-	-	32
Transfers out Level 3 (****)	(26)	(39)	-	(10)	(75)
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:					
Net income (loss)	4	(1)	63	(27)	39
Other comprehensive income (loss)	42	-	-	(3)	39
Purchases, issuances, sales and settlements:					
Purchases	165	20	193	93	471
Proceeds from sales	-	-	(112)	-	(112)
Settlements and others	1	-	-	12	13
Balance as of December 31, 2012	**$ 1,272**	**$ 47**	**$ 2,452**	**$ 755**	**$ 4,526**
For the three months ended December 31, 2012:					
Net unrealized gains and losses included in net income	$ 9	$ (2)	$ (17)	$ (22)	$ (32)
Net unrealized gains and losses included in other comprehensive income	41	-	-	(3)	38

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2012.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three and six months ended December 31, 2012.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the six months ended December 31, 2012

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2012	$ 930	$ 78	$ 2,284	$ 661	$ 3,953
Transfers into Level 3 (***)	58	-	-	-	58
Transfers out Level 3 (****)	(8)	(51)	-	(33)	(92)
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:					
Net income (loss)	24	(1)	31	(17)	37
Other comprehensive income (loss)	75	1	-	(3)	73
Purchases, issuances, sales and settlements:					
Purchases	170	20	290	139	619
Proceeds from sales	-	-	(169)	-	(169)
Settlements and others	23	-	16	8	47
Balance as of December 31, 2012	**$ 1,272**	**$ 47**	**$ 2,452**	**$ 755**	**$ 4,526**
For the six months ended December 31, 2012:					
Net unrealized gains and losses included in net income	$ 29	$ (1)	$ (85)	$ (10)	$ (67)
Net unrealized gains and losses included in other comprehensive income	75	1	-	(3)	73

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2012.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three and six months ended December 31, 2012.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

Level 3 bond liabilities for the three months ended December 31, 2012

	Structured	Unstructured	Total
Balance as of October 1, 2012	$ -	$ -	$ -
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:			
Net income	73	-	73
Purchases, issuances, sales and settlements:			
Issuances	(426)	-	(426)
Balance as of December 31, 2012	**$ (353)**	**$ -**	**$ (353)**
For the three months ended December 31, 2012:			
Net unrealized gains and losses included in net income	$ 73	$ -	$ 73

Level 3 bond liabilities for the six months ended December 31, 2012

	Structured	Unstructured	Total
Balance as of July 1, 2012	$ -	$ -	$ -
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:			
Net income	73	-	73
Purchases, issuances, sales and settlements:			
Issuances	(426)	-	(426)
Balance as of December 31, 2012	**$ (353)**	**$ -**	**$ (353)**
For the six months ended December 31, 2012:			
Net unrealized gains and losses included in net income	$ 73	$ -	$ 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 derivative assets for the three months ended December 31, 2012

	Equity	Other	Total
Balance as of October 1, 2012	$ 448	$ -	$ 448
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:			
Net income (loss)	(11)	-	(11)
Purchases, issuances, sales and settlements:			
Proceeds from sales	(5)	-	(5)
Balance as of December 31, 2012	**$ 432**	**$ -**	**$ 432**
For the three months ended December 31, 2012:			
Net unrealized gains and losses included in net income	$ (15)	$ -	$ (15)

Level 3 derivative assets for the six months ended December 31, 2012

	Equity	Other	Total
Balance as of July 1, 2012	$ 418	$ 2	$ 420
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:			
Net income (loss)	15	(2)	13
Purchases, issuances, sales and settlements:			
Purchases	5	-	5
Proceeds from sales	(6)	-	(6)
Balance as of December 31, 2012	**$ 432**	**$ -**	**$ 432**
For the six months ended December 31, 2012:			
Net unrealized gains and losses included in net income	$ 14	$ (2)	$ 12

Level 3 derivative liabilities for the three months ended December 31, 2012

	Interest rate and currency	Total
Balance as of October 1, 2012	$ -	$ -
Net gains and losses (realized and unrealized) for the three months ended December 31, 2012 in:		
Net income (loss)	(45)	(45)
Purchases, issuances, sales and settlements:		
Purchases	9	9
Balance as of December 31, 2012	**$ (36)**	**$ (36)**
For the three months ended December 31, 2012:		
Net unrealized gains and losses included in net income	$ (45)	$ (45)

Level 3 derivative liabilities for the six months ended December 31, 2012

	Interest rate and currency	Total
Balance as of July 1, 2012	$ -	$ -
Net gains and losses (realized and unrealized) for the six months ended December 31, 2012 in:		
Net income (loss)	(45)	(45)
Purchases, issuances, sales and settlements:		
Purchases	9	9
Balance as of December 31, 2012	**$ (36)**	**$ (36)**
For the six months ended December 31, 2012:		
Net unrealized gains and losses included in net income	$ (45)	$ (45)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 trading securities for the three months ended December 31, 2011

	Asset backed securities	Mortgage backed securities	Supra-national bonds	Collateralized loan and debt obligations	Total
Balance as of October 1, 2011	$ -	$ 52	$ -	$ 90	$ 142
Transfers out Level 3 (****)	5	-	-	-	5
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:					
Net income (loss)	-	-	-	(3)	(3)
Purchases, issuances, sales and settlements:					
Purchases	-	3	-	-	3
Balance as of December 31, 2011	**$ 5**	**$ 55**	**$ -**	**$ 87**	**$ 147**
For the three months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ -	$ 3	$ -	$ (3)	$ -

Level 3 trading securities for the six months ended December 31, 2011

	Asset backed securities	Mortgage backed securities	Supra-national bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2011	$ 43	$ 64	$ -	$ 103	$ 210
Transfers into Level 3 (***)	5	-	-	-	5
Transfers out Level 3 (****)	(43)	(9)	-	-	(52)
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:					
Net income (loss)	-	(3)	-	3	-
Purchases, issuances, sales and settlements:					
Purchases	-	3	-	-	3
Settlements and others	-	-	-	(19)	(19)
Balance as of December 31, 2011	**$ 5**	**$ 55**	**$ -**	**$ 87**	**$ 147**
For the six months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ -	$ 4	$ -	$ 1	$ 5

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2011.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three and six months ended December 31, 2011.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

Level 3 loans for the three months ended December 31, 2011

	Loans	Total
Balance as of October 1, 2011	$ 613	$ 613
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:		
Net income	4	4
Purchases, issuances, sales and settlements:		
Issuances	24	24
Settlements and others	(15)	(15)
Balance as of December 31, 2011	**$ 626**	**$ 626**
For the three months ended December 31, 2011:		
Net unrealized gains and losses included in net income	$ 8	$ 8

Level 3 loans for the six months ended December 31, 2011

	Loans	Total
Balance as of July 1, 2011	$ 637	$ 637
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:		
Net income (loss)	(33)	(33)
Purchases, issuances, sales and settlements:		
Issuances	59	59
Settlements and others	(37)	(37)
Balance as of December 31, 2011	**$ 626**	**$ 626**
For the six months ended December 31, 2011:		
Net unrealized gains and losses included in net income	$ (33)	$ (33)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 debt securities for the three months ended December 31, 2011

	Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of October 1, 2011	$ 1,422	$ 601	$ 13	$ 8	$ 2,044
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:					
Net income	2	18	-	1	21
Other comprehensive income (loss)	(4)	3	-	-	(1)
Purchases, issuances, sales and settlements:					
Purchases	-	27	-	-	27
Settlements and others	(61)	-	(5)	-	(66)
Balance as of December 31, 2011	**$ 1,359**	**$ 649**	**$ 8**	**$ 9**	**$ 2,025**
For the three months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ -	$ 18	$ -	$ -	$ 18
Net unrealized gains and losses included in other comprehensive income	1	2	-	-	3

Level 3 debt securities for the six months ended December 31, 2011

	Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2011	$ 1,620	$ 516	$ 22	$ 8	$ 2,166
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:					
Net income	22	21	-	1	44
Other comprehensive income (loss)	(234)	(29)	-	-	(263)
Purchases, issuances, sales and settlements:					
Purchases	113	156	-	-	269
Proceeds from sales	-	(15)	-	-	(15)
Settlements and others	(162)	-	(14)	-	(176)
Balance as of December 31, 2011	**$ 1,359**	**$ 649**	**$ 8**	**$ 9**	**$ 2,025**
For the six months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ (5)	$ 19	$ -	$ 1	$ 15
Net unrealized gains and losses included in other comprehensive income	(207)	(28)	-	-	(235)

Level 3 equity investments for the three months ended December 31, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of October 1, 2011	$ 463	$ 16	$ 2,019	$ 569	$ 3,067
Transfers into Level 3 (***)	69	8	-	-	77
Transfers out Level 3 (****)	-	-	-	(18)	(18)
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:					
Net income (loss)	(46)	(1)	(91)	7	(131)
Other comprehensive income (loss)	20	28	-	(5)	43
Purchases, issuances, sales and settlements:					
Purchases	49	-	81	20	150
Proceeds from sales	-	-	(35)	-	(35)
Settlements and others	212	21	-	11	244
Balance as of December 31, 2011	**$ 767**	**$ 72**	**$ 1,974**	**$ 584**	**$ 3,397**
For the three months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ 17	$ -	$ (116)	$ 7	$ (92)
Net unrealized gains and losses included in other comprehensive income	19	28	-	(5)	42

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2011.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three months ended December 31, 2011.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the six months ended December 31, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2011	$ 566	$ 14	$ 2,104	$ 548	$ 3,232
Transfers into Level 3 (***)	384	-	-	21	405
Transfers out Level 3 (****)	(90)	-	-	(59)	(149)
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:					
Net income (loss)	(93)	(2)	(187)	20	(262)
Other comprehensive income (loss)	(71)	35	-	9	(27)
Purchases, issuances, sales and settlements:					
Purchases	51	3	186	43	283
Proceeds from sales	-	-	(129)	(1)	(130)
Settlements and others	20	22	-	3	45
Balance as of December 31, 2011	**$ 767**	**$ 72**	**$ 1,974**	**$ 584**	**$ 3,397**
For the six months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ 7	$ (1)	$ (276)	$ 18	$ (252)
Net unrealized gains and losses included in other comprehensive income	$ (71)	$ 34	$ -	$ 10	$ (27)

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2011.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the six months ended December 31, 2011.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

Level 3 derivative assets for the three months ended December 31, 2011

	Equity	Other	Total
Balance as of October 1, 2011	$ 393	$ 4	$ 397
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:			
Net income	43	-	43
Purchases, issuances, sales and settlements:			
Settlements and others	(19)	-	(19)
Balance as of December 31, 2011	**$ 417**	**$ 4**	**$ 421**
For the three months ended December 31, 2011:			
Net unrealized gains and losses included in net income	$ 56	$ -	$ 56

Level 3 derivative assets for the six months ended December 31, 2011

	Equity	Other	Total
Balance as of July 1, 2011	$ 390	$ 7	$ 397
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:			
Net income (loss)	46	(3)	43
Purchases, issuances, sales and settlements:			
Settlements and others	(19)	-	(19)
Balance as of December 31, 2011	**$ 417**	**$ 4**	**$ 421**
For the six months ended December 31, 2011:			
Net unrealized gains and losses included in net income	$ 73	$ (3)	$ 70

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of December 31, 2012, equity investments, accounted for at cost less impairment, with a carrying amount of $591 million were written down to their fair value of $511 million ($540 million and $417 million - December 31, 2011), resulting in a loss of $80 million, which was included in income from equity investments in the condensed consolidated income statement during the six months ended December 31, 2012 (loss of $123 million - six months ended December 31, 2011). The amount of the write down was based on Level 3 measures of fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's condensed consolidated balance sheets and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by Senior Management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

An analysis of IFC's major components of income and expense by business segment for the three and six months ended December 31, 2012 and 2011 is given below (US$ millions):

	Three months ended December 31, 2012			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 304	$ -	$ -	$ 304
Provision for losses on loans, guarantees and other receivables	(30)	-	-	(30)
Income from equity investments	82	-	-	82
Income from debt securities	18	-	-	18
Income from liquid asset trading activities	-	137	-	137
Charges on borrowings	(32)	(31)	-	(63)
Service fees	22	-	-	22
Advisory services income	-	-	58	58
Other income	19	-	-	19
Administrative expenses	(189)	(5)	(14)	(208)
Advisory services expenses	-	-	(89)	(89)
Other expenses	(53)	-	-	(53)
Foreign currency transaction gains on non-trading activities	19	-	-	19
Income (losses) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**160**	**101**	**(45)**	**216**
Net gains on other non-trading financial instruments accounted for at fair value				
Realized gains	3	-	-	3
Unrealized gains	16	4	-	20
Net income	**179**	**105**	**(45)**	**239**
Less: Net loss attributable to noncontrolling interests	2	-	-	2
Net income attributable to IFC	**$ 181**	**$ 105**	**$ (45)**	**$ 241**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Three months ended December 31, 2011			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 218	$ -	$ -	$ 218
Provision for losses on loans, guarantees and other receivables	(69)	-	-	(69)
Losses from equity investments	(169)	-	-	(169)
Income from debt securities	45	-	-	45
Income from liquid asset trading activities	-	24	-	24
Charges on borrowings	(18)	(18)	-	(36)
Service fees	12	-	-	12
Advisory services income	-	-	53	53
Other income	30	-	-	30
Administrative expenses	(182)	(3)	(12)	(197)
Advisory services expenses	-	-	(73)	(73)
Other expenses	(30)	-	-	(30)
Foreign currency transaction gains on non-trading activities	7	-	-	7
(Losses) income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**(156)**	**3**	**(32)**	**(185)**
Net gains and losses on other non-trading financial instruments accounted for at fair value				
Realized gains	10	-	-	10
Gains on non-monetary exchanges	10	-	-	10
Unrealized (losses) gains	6	(43)	-	(37)
Income (loss) before grants to IDA	**(130)**	**(40)**	**(32)**	**(202)**
Grants to IDA	(330)	-	-	(330)
Net income	**$ (460)**	**$ (40)**	**$ (32)**	**$ (532)**

	Six months ended December 31, 2012			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 565	$ -	$ -	$ 565
Provision for losses on loans, guarantees and other receivables	(17)	-	-	(17)
Income from equity investments	165	-	-	165
Income from debt securities	1	-	-	1
Income from liquid asset trading activities	-	386	-	386
Charges on borrowings	(64)	(63)	-	(127)
Service fees	35	-	-	35
Advisory services income	-	-	98	98
Other income	50	-	-	50
Administrative expenses	(377)	(10)	(30)	(417)
Advisory services expenses	-	-	(146)	(146)
Other expenses	(104)	-	-	(104)
Foreign currency transaction gains on non-trading activities	15	-	-	15
Income (losses) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**269**	**313**	**(78)**	**504**
Net gains on other non-trading financial instruments accounted for at fair value				
Realized gains	9	-	-	9
Unrealized gains	127	64	-	191
Net income	**405**	**377**	**(78)**	**704**
Less: Net loss attributable to noncontrolling interests	2	-	-	2
Net income attributable to IFC	**$ 407**	**$ 377**	**$ (78)**	**$ 706**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Six months ended December 31, 2011			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 402	$ -	$ -	$ 402
Provision for losses on loans, guarantees and other receivables	(11)	-	-	(11)
Income from equity investments	450	-	-	450
Income from debt securities	59	-	-	59
Losses from liquid asset trading activities	-	(5)	-	(5)
Charges on borrowings	(33)	(32)	-	(65)
Service fees	25	-	-	25
Advisory services income	-	-	144	144
Other income	57	-	-	57
Administrative expenses	(361)	(5)	(24)	(390)
Advisory services expenses	-	-	(99)	(99)
Other expenses	(59)	-	-	(59)
Foreign currency transaction gains on non-trading activities	101	-	-	101
Income (losses) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**630**	**(42)**	**21**	**609**
Net gains and losses on other non-trading financial instruments accounted for at fair value				
Realized gains	10	-	-	10
Gains on non-monetary exchanges	10	-	-	10
Unrealized losses	(15)	(71)	-	(86)
Income (loss) before grants to IDA	**635**	**(113)**	**21**	**543**
Grants to IDA	(330)	-	-	(330)
Net income	**$ 305**	**$ (113)**	**$ 21**	**$ 213**

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 126 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at December 31, 2012 (106 investments - June 30, 2012).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $21,361 million at December 31, 2012 ($18,143 million - June 30, 2012). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $4,642 million at December 31, 2012 ($3,213 million - June 30, 2012).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at December 31, 2012 and June 30, 2012 is as follows (US$ millions):

	December 31, 2012					
	Loans	Equity investments	Debt Securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 138	$ 7	$ 18	$ -	$ -	$ 163
Europe, Middle East and North Africa	392	34	2	-	-	428
Sub-Saharan Africa, Latin America and Caribbean	235	42	-	-	-	277
Total manufacturing, agribusiness and services	765	83	20	-	-	868
Financial markets						
Asia	105	68	-	50	10	233
Europe, Middle East and North Africa	71	348	184	-	-	603
Sub-Saharan Africa, Latin America and Caribbean	49	236	49	125	-	459
Other	78	75	163	-	15	331
Total financial markets	303	727	396	175	25	1,626
Infrastructure and natural resources						
Asia	784	41	7	-	-	832
Europe, Middle East and North Africa	409	31	3	-	64	507
Sub-Saharan Africa, Latin America and Caribbean	744	25	17	8	15	809
Total infrastructure and natural resources	1,937	97	27	8	79	2,148
Maximum exposure to VIEs	**$ 3,005**	**$ 907**	**$ 443**	**$ 183**	**$ 104**	**$ 4,642**

	June 30, 2012					
	Loans	Equity investments	Debt Securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 93	$ -	$ 4	$ -	$ -	$ 97
Europe, Middle East and North Africa	284	30	3	-	-	317
Sub-Saharan Africa, Latin America and Caribbean	140	31	-	-	-	171
Total manufacturing, agribusiness and services	517	61	7	-	-	585
Financial markets						
Asia	20	57	-	-	-	77
Europe, Middle East and North Africa	56	42	85	-	-	183
Sub-Saharan Africa, Latin America and Caribbean	62	114	55	1	-	232
Other	72	-	122	-	13	207
Total financial markets	210	213	262	1	13	699
Infrastructure and natural resources						
Asia	721	33	33	-	-	787
Europe, Middle East and North Africa	406	31	2	-	72	511
Sub-Saharan Africa, Latin America and Caribbean	556	27	25	8	15	631
Total infrastructure and natural resources	1,683	91	60	8	87	1,929
Maximum exposure to VIEs	**$ 2,410**	**$ 365**	**$ 329**	**$ 9**	**$ 100**	**$ 3,213**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of investments and maximum exposure to VIEs at December 31, 2012 and June 30, 2012 is as follows (US$ millions):

	December 31, 2012		
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 2,124	$ 881	$ 3,005
Equity investments	614	293	907
Debt securities	443	-	443
Guarantees	183	-	183
Risk management	73	31	104
Maximum exposure to VIEs	$ 3,437	$ 1,205	$ 4,642

	June 30, 2012		
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,749	$ 661	$ 2,410
Equity investments	212	153	365
Debt securities	329	-	329
Guarantees	9	-	9
Risk management	79	21	100
Maximum exposure to VIEs	**$ 2,378**	**$ 835**	**$ 3,213**

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships; and sustainable business. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget designations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds (Trust Funds). The donor funds may be used to support feasibility studies, project preparation, and other advisory services initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC's funding for advisory services are made in accordance with terms approved by IFC's Board.

Donor funds under administration and IFC's funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC's other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of December 31, 2012, other assets include $667 million ($602 million - June 30, 2012) undisbursed donor funds of $429 million ($406 million - June 30, 2012) and IFC advisory services funding of $238 million ($196 million - June 30, 2012). Included in other liabilities as of December 31, 2012 is $429 million ($406 million - June 30, 2012) of refundable undisbursed donor funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and six months ended December 31, 2012 and 2011 (US$ millions):

	Three months ended December 31,					
	2012			2011		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 29	$ 6	$ 3	$ 23	$ 5	$ 2
Interest cost	25	5	2	27	4	2
Expected return on plan assets	(35)	(5)	-	(38)	(5)	-
Amortization of prior service cost	1	-	-	1	-	-
Amortization of unrecognized net loss	9	2	2	1	1	1
Net periodic pension cost	**$ 29**	**$ 8**	**$ 7**	**$ 14**	**$ 5**	**$ 5**

*Less than $0.5 million

	Six months ended December 31,					
	2012			2011		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 58	$ 12	$ 6	$ 44	$ 9	$ 4
Interest cost	50	9	3	55	8	4
Expected return on plan assets	(70)	(9)	-	(75)	(9)	-
Amortization of prior service cost	1	1	*	1	-	-
Amortization of unrecognized net loss	18	4	4	3	2	2
Net periodic pension cost	**$ 57**	**$ 17**	**$ 13**	**$ 28**	**$ 10**	**$ 10**

*Less than $0.5 million

NOTE P – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

KPMG

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Accountants' Report

President and Board of Directors
International Finance Corporation:

We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (IFC) as of December 31. 2012. the related condensed consolidated income statements and statements of comprehensive income for the three and six-month periods ended December 31. 2012 and 2011. and the related condensed consolidated statements of changes in capital and cash flows for the six-month periods ended December 31. 2012 and 2011. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America. the objective of which is the expression of an opinion regarding the condensed consolidated financial statements taken as a whole. Accordingly. we do not express such an opinion.

Based on our reviews. we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited. in accordance with auditing standards generally accepted in the United States of America. the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30. 2012. and the related consolidated income statement and statements of comprehensive income. changes in capital. and cash flows for the fiscal year then ended June 30. 2012 (not presented herein): and in our report dated August 9. 2012. we expressed an unqualified opinion on those financial statements. In our opinion. the information set forth in the accompanying condensed consolidated balance sheet as of June 30. 2012 is fairly stated. in all material respects. in relation to the balance sheet from which it has been derived.

KPMG LLP

Washington. DC
February 11. 2013

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2012
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
13_47XXXXX	AUD	350,000,000	361,882,500	3.25	15-Nov-12
	Sum Of Notional	**350,000,000**	**361,882,500**		
13_32XXXXX	BRL	125,000,000	61,769,575	5.00	5-Oct-12
13_33XXXXX	BRL	35,000,000	17,180,865	5.25	10-Oct-12
13_35XXXXX	BRL	350,000,000	171,237,066	5.00	12-Oct-12
13_37XXXXX	BRL	75,000,000	36,986,808	5.00	24-Oct-12
13_48XXXXX	BRL	100,000,000	48,308,012	5.00	16-Nov-12
13_53XXXXX	BRL	150,000,000	71,132,187	5.00	5-Dec-12
13_54XXXXX	BRL	25,000,000	11,994,435	5.25	6-Dec-12
13_65XXXXX	BRL	50,000,000	24,062,756	5.00	19-Dec-12
	Sum Of Notional	**910,000,000**	**442,671,704**		
13_46XXXXX	CAD	47,580,000	47,893,704	2.85	26-Nov-12
13_56XXXXX	CAD	56,500,000	57,351,672	2.75	19-Dec-12
	Sum Of Notional	**104,080,000**	**105,245,376**		
13_55XXXXX	DOP	390,000,000	9,743,908	10.50	30-Nov-12
	Sum Of Notional	**390,000,000**	**9,743,908**		
13_57XXXXX	GHS	22,000,000	11,563,732	14.90	28-Dec-12
	Sum Of Notional	**22,000,000**	**11,563,732**		
13_38XXXXX	JPY	10,720,000,000	133,807,652	2.50	25-Oct-12
13_39XXXXX	JPY	7,840,000,000	97,859,327	2.00	25-Oct-12
13_61XXXXX	JPY	8,950,000,000	105,867,045	2.50	19-Dec-12
13_62XXXXX	JPY	5,900,000,000	69,789,449	2.00	19-Dec-12
	Sum Of Notional	**33,410,000,000**	**407,323,473**		
13_50XXXXX	RUB	200,000,000	6,561,131	5.00	27-Dec-12
13_51XXXXX	RUB	5,000,000,000	161,324,149	3.03	27-Nov-12
13_52XXXXX	RUB	5,000,000,000	161,324,149	3.03	27-Nov-12
13_569CXXX	RUB	3,000,000,000	96,794,490	3.03	27-Nov-12
	Sum Of Notional	**13,200,000,000**	**426,003,918**		
13_31XXXXX	TRY	7,500,000	4,165,510	4.60	30-Oct-12
13_40XXXXX	TRY	230,000,000	128,330,311	5.25	28-Nov-12
13_42XXXXX	TRY	7,500,000	4,184,684	4.70	28-Nov-12
13_43XXXXX	TRY	6,800,000	3,775,680	5.30	20-Nov-12
13_44XXXXX	TRY	145,700,000	80,899,500	5.23	20-Nov-12
	Sum Of Notional	**397,500,000**	**221,355,685**		
13_34XXXXX	USD	50,000,000	50,000,000	0.16	11-Oct-12
13_36XXXXX	USD	30,000,000	30,000,000	2.65	30-Oct-12
13_41XXXXX	USD	232,000,000	232,000,000	3.62	31-Oct-12
13_49XXXXX	USD	1,000,000,000	1,000,000,000	0.63	21-Nov-12
13_58XXXXX	USD	40,000,000	40,000,000	0.92	20-Dec-12
13_63XXXXX	USD	12,560,000	12,560,000	2.25	19-Dec-12
	Sum Of Notional	**1,364,560,000**	**1,364,560,000**		
13_45XXXXX	ZAR	417,000,000	47,059,355	4.68	20-Nov-12
	Sum Of Notional	**417,000,000**	**47,059,355**		
TOTAL NEW MARKET BORROWINGS			**3,397,409,650**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2012
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
09_135_B1X	AUD	5,244,755	5,484,965	6.30	7-Nov-12
09_93_B1XX	AUD	7,500,000	7,820,625	8.00	1-Dec-12
10_44XXXXX	AUD	300,000,000	313,365,000	5.10	26-Nov-12
10_59XXXXX	AUD	80,100,000	84,028,905	5.12	20-Dec-12
12_22XXXXX	AUD	50,692,000	52,770,372	5.70	8-Nov-12
	Sum Of Notional	**443,536,755**	**463,469,867**		
09_137XXXX	BRL	5,260,000	2,573,448	8.50	15-Oct-12
09_139XXXX	BRL	3,160,000	1,546,026	8.50	15-Oct-12
10_28XXXXX	BRL	13,700,000	6,737,981	8.00	30-Oct-12
10_40XXXXX	BRL	13,000,000	6,185,469	8.00	30-Nov-12
10_56XXXXX	BRL	22,000,000	10,666,408	8.60	20-Dec-12
	Sum Of Notional	**57,120,000**	**27,709,333**		
08_20XXXXX	CAD	500,000,000	506,508,636	4.70	15-Dec-12
	Sum Of Notional	**500,000,000**	**506,508,636**		
02_57_B1XX	JPY	1,700,000,000	21,219,497	-	25-Oct-12
02_70_B1XX	JPY	1,100,000,000	13,400,743	-	26-Nov-12
03_83_B1XX	JPY	1,100,000,000	13,776,692	-	21-Oct-12
04_17_B1XX	JPY	300,000,000	3,642,324	-	6-Dec-12
04_56_B1XX	JPY	1,300,000,000	16,676,288	-	1-Oct-12
05_21_B2XX	JPY	500,000,000	5,993,407	1.52	13-Dec-12
09_69YYYYY	JPY	474,000,000	5,936,502	8.15	22-Oct-12
10_41XXXXX	JPY	500,000,000	6,161,050	6.11	19-Nov-12
10_54XXXXX	JPY	500,000,000	5,963,385	6.13	18-Dec-12
12_30XXXXX	JPY	26,030,000,000	316,032,295	4.00	21-Nov-12
	Sum Of Notional	**33,504,000,000**	**408,802,183**		
09_101XXXX	TRY	23,000,000	12,886,959	11.50	18-Dec-12
09_97XXXXX	TRY	28,000,000	15,726,803	14.11	19-Dec-12
	Sum Of Notional	**51,000,000**	**28,613,762**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2012

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
03_110XXXX	USD	200,000,000	200,000,000	0.50	19-Nov-12
10_47XXXXX	USD	30,000,000	30,000,000	5.54	1-Dec-12
10_48XXXXX	USD	30,000,000	30,000,000	5.54	1-Dec-12
10_49XXXXX	USD	10,000,000	10,000,000	5.54	1-Dec-12
10_50XXXXX	USD	10,000,000	10,000,000	5.54	1-Dec-12
10_51XXXXX	USD	10,000,000	10,000,000	5.54	1-Dec-12
10_52XXXXX	USD	10,000,000	10,000,000	5.54	2-Dec-12
10_60XXXXX	USD	10,000,000	10,000,000	5.48	22-Dec-12
10_61XXXXX	USD	10,000,000	10,000,000	5.48	22-Dec-12
10_62XXXXX	USD	12,500,000	12,500,000	5.72	22-Dec-12
10_63XXXXX	USD	12,500,000	12,500,000	5.72	22-Dec-12
11_36XXXXX	USD	154,000,000	154,000,000	4.61	22-Oct-12
11_44XXXXX	USD	220,000,000	220,000,000	5.03	29-Nov-12
11_45XXXXX	USD	25,000,000	25,000,000	5.07	30-Nov-12
11_52XXXXX	USD	108,000,000	108,000,000	5.00	14-Dec-12
12_16XXXXX	USD	193,000,000	193,000,000	4.61	4-Oct-12
12_19_B1XX	USD	10,000,000	10,000,000	3.00	19-Oct-12
12_20XXXXX	USD	149,600,000	149,600,000	4.50	18-Oct-12
12_21XXXXX	USD	30,000,000	30,000,000	4.54	15-Oct-12
12_24_B1XX	USD	30,000,000	30,000,000	3.05	28-Oct-12
12_25_B1XX	USD	20,000,000	20,000,000	3.08	28-Oct-12
12_27_B1XX	USD	500,000,000	500,000,000	0.65	1-Nov-12
12_31XXXXX	USD	86,700,000	86,700,000	5.88	21-Nov-12
12_33XXXXX	USD	25,000,000	25,000,000	4.56	20-Dec-12
12_35XXXXX	USD	229,000,000	229,000,000	4.58	23-Dec-12
12_36XXXXX	USD	25,000,000	25,000,000	4.57	28-Dec-12
	Sum Of Notional	**2,150,300,000**	**2,150,300,000**		

TOTAL MATURED MARKET BORROWINGS **3,585,403,781**

Medium and Long-Term Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
047970_01X	SAR	15,625,000	4,166,333	4.46	15-Dec-12
	Sum Of Notional	**15,625,000**	**4,166,333**		

TOTAL MATURED IBRD BORROWINGS **4,166,333**

Net Decrease in Short-term Discount Notes for the quarter ended December 31, 2012 **51,000,000**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2012
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
13_04XXXXX	AUD	800,000,000	831,040,000	3.25	26-Jul-12
13_11XXXXX	AUD	87,260,000	92,168,375	3.36	13-Aug-12
13_18XXXXX	AUD	11,900,000	12,470,605	3.26	23-Aug-12
13_25XXXXX	AUD	50,000,000	52,185,000	4.13	19-Sep-12
	Sum Of Notional	**949,160,000**	**987,863,980**		
13_09XXXXX	BRL	27,500,000	13,411,690	0.50	30-Aug-12
13_10XXXXX	BRL	150,000,000	73,365,777	5.00	2-Aug-12
13_13XXXXX	BRL	100,000,000	49,609,327	5.25	20-Aug-12
13_17XXXXX	BRL	23,800,000	11,804,970	4.85	23-Aug-12
13_26XXXXX	BRL	50,000,000	24,670,038	5.00	25-Sep-12
13_30XXXXX	BRL	25,000,000	12,311,935	5.25	28-Sep-12
	Sum Of Notional	**376,300,000**	**185,173,737**		
13_20YYYYY	CNY	500,000,000	78,702,975	1.88	28-Aug-12
	Sum Of Notional	**500,000,000**	**78,702,975**		
13_19XXXXX	NZD	300,000,000	237,975,000	3.50	5-Sep-12
	Sum Of Notional	**300,000,000**	**237,975,000**		
13_03XXXXX	RUB	1,000,000,000	30,478,698	6.25	24-Jul-12
	Sum Of Notional	**1,000,000,000**	**30,478,698**		
12_58XXXXX	TRY	11,000,000	6,088,449	6.20	2-Jul-12
13_02XXXXX	TRY	100,000,000	55,309,735	6.63	11-Jul-12
13_08XXXXX	TRY	7,540,000	4,203,484	5.00	23-Aug-12
13_16XXXXX	TRY	157,800,000	87,972,125	5.12	23-Aug-12
	Sum Of Notional	**276,340,000**	**153,573,793**		
13_01XXXXX	USD	250,000,000	250,000,000	0.33	10-Jul-12
13_05XXXXX	USD	50,000,000	50,000,000	0.27	26-Jul-12
13_06XXXXX	USD	25,000,000	25,000,000	0.24	26-Jul-12
13_07XXXXX	USD	30,000,000	30,000,000	1.32	3-Aug-12
13_12XXXXX	USD	231,000,000	231,000,000	3.61	20-Aug-12
13_21XXXXX	USD	100,000,000	100,000,000	0.80	14-Sep-12
13_22XXXXX	USD	40,000,000	40,000,000	1.14	12-Sep-12
13_23XXXXX	USD	50,000,000	50,000,000	0.25	13-Sep-12
13_24XXXXX	USD	207,000,000	207,000,000	3.71	24-Sep-12
13_27XXXXX	USD	10,000,000	10,000,000	2.67	27-Sep-12
13_28XXXXX	USD	10,000,000	10,000,000	1.10	27-Sep-12
13_29XXXXX	USD	15,000,000	15,000,000	2.70	28-Sep-12
	Sum Of Notional	**1,018,000,000**	**1,018,000,000**		
13_14XXXXX	ZAR	538,400,000	64,952,769	4.00	23-Aug-12
	Sum Of Notional	**538,400,000**	**64,952,769**		
TOTAL NEW MARKET BORROWINGS			**2,756,720,953**		

New Medium and Long-Term IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
047970_02X	USD	196,190,944	196,190,944	0.32	8-Aug-12
	Sum Of Notional	**196,190,944**	**196,190,944**		
Total New Medium and Long-Term IBRD Borrowings			**196,190,944**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2012
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
09_114XXXX	BRL	4,210,000	2,076,807	7.30	15-Aug-12
10_103_B1X	BRL	12,110,000	5,923,064	8.50	2-Aug-12
10_11XXXXX	BRL	10,000,000	4,915,937	7.50	28-Aug-12
10_16XXXXX	BRL	12,000,000	5,909,729	8.20	28-Sep-12
10_17YYYYY	BRL	10,000,000	4,924,774	7.70	28-Sep-12
10_45_B3XX	BRL	10,700,000	5,233,425	9.00	2-Aug-12
10_53_B3XX	BRL	13,000,000	6,358,367	9.00	2-Aug-12
10_64_B2XX	BRL	10,120,000	4,949,744	8.60	2-Aug-12
10_71_B3XX	BRL	17,000,000	8,314,788	8.85	2-Aug-12
10_73_B3XX	BRL	18,000,000	8,803,893	8.55	2-Aug-12
10_83_B1XX	BRL	6,350,000	3,105,818	8.02	2-Aug-12
11_28_B1XX	BRL	52,000,000	25,433,469	7.45	2-Aug-12
11_33XXXXX	BRL	125,000,000	62,130,325	8.00	17-Sep-12
11_50XXXXX	BRL	100,000,000	49,704,260	8.00	17-Sep-12
11_66XXXXX	BRL	50,000,000	24,852,130	8.00	17-Sep-12
	Sum Of Notional	**450,490,000**	**222,636,532**		
02_36_B1XX	JPY	1,000,000,000	12,714,558	-	28-Aug-12
03_59_B1XX	JPY	3,000,000,000	37,866,835	-	16-Aug-12
04_14_B1XX	JPY	2,000,000,000	25,143,001	-	9-Jul-12
04_16_B2XX	JPY	600,000,000	7,542,900	-	9-Jul-12
04_22_B1XX	JPY	2,000,000,000	25,573,812	4.50	30-Jul-12
04_26_B1XX	JPY	2,200,000,000	28,131,194	4.00	30-Jul-12
06_16_B1XX	JPY	500,000,000	6,308,352	4.00	11-Jul-12
09_25XXXXX	JPY	970,000,000	12,194,355	5.79	9-Jul-12
09_40_B1XX	JPY	500,000,000	6,286,541	2.24	20-Aug-12
09_47XXXXX	JPY	448,000,000	5,713,557	5.84	4-Sep-12
12_38XXXXX	JPY	1,206,000,000	15,432,849	5.00	1-Aug-12
12_46XXXXX	JPY	1,000,000,000	12,714,558	4.00	28-Aug-12
	Sum Of Notional	**15,424,000,000**	**195,622,513**		
08_09XXXXX	NZD	300,000,000	245,115,000	7.75	23-Aug-12
08_09R1XX	NZD	200,000,000	163,410,000	7.75	23-Aug-12
	Sum Of Notional	**500,000,000**	**408,525,000**		
10_24XXXXX	SGD	200,000,000	162,932,790	1.10	25-Sep-12
	Sum Of Notional	**200,000,000**	**162,932,790**		
09_152XXXX	TRY	3,000,000	1,657,688	10.00	17-Jul-12
10_03XXXXX	TRY	125,000,000	69,070,314	11.25	17-Jul-12
10_04XXXXX	TRY	75,000,000	41,442,188	17.00	17-Jul-12
10_102XXXX	TRY	50,000,000	27,628,125	11.25	17-Jul-12
10_12XXXXX	TRY	200,000,000	110,512,502	11.25	17-Jul-12
10_20XXXXX	TRY	100,000,000	55,256,251	11.25	17-Jul-12
10_78XXXXX	TRY	25,000,000	13,814,063	11.25	17-Jul-12
10_86XXXXX	TRY	25,000,000	13,814,063	11.25	17-Jul-12
11_34XXXXX	TRY	25,000,000	13,814,063	11.25	17-Jul-12
11_39XXXXX	TRY	25,000,000	13,814,063	11.25	17-Jul-12
11_55XXXXX	TRY	50,000,000	27,628,125	11.25	17-Jul-12
11_71XXXXX	TRY	35,000,000	19,339,688	11.25	17-Jul-12
11_81XXXXX	TRY	40,000,000	22,102,500	11.25	17-Jul-12
	Sum Of Notional	**778,000,000**	**429,893,632**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2012

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
11_04XXXXX	USD	10,000,000	10,000,000	4.87	10-Aug-12
11_05XXXXX	USD	10,000,000	10,000,000	4.87	10-Aug-12
11_06XXXXX	USD	10,000,000	10,000,000	4.87	10-Aug-12
11_07XXXXX	USD	10,000,000	10,000,000	4.87	10-Aug-12
11_10XXXXX	USD	10,000,000	10,000,000	4.94	17-Aug-12
11_11XXXXX	USD	10,000,000	10,000,000	4.94	17-Aug-12
11_12XXXXX	USD	10,000,000	10,000,000	4.94	17-Aug-12
11_13XXXXX	USD	10,000,000	10,000,000	4.90	17-Aug-12
11_14XXXXX	USD	10,000,000	10,000,000	4.90	17-Aug-12
11_15XXXXX	USD	10,000,000	10,000,000	4.90	17-Aug-12
11_17XXXXX	USD	10,000,000	10,000,000	4.84	23-Aug-12
11_18ZZZZZ	USD	10,000,000	10,000,000	4.84	23-Aug-12
11_19ZZZZZ	USD	10,000,000	10,000,000	4.84	23-Aug-12
11_21XXXXX	USD	10,000,000	10,000,000	4.78	23-Aug-12
11_22XXXXX	USD	10,000,000	10,000,000	4.78	23-Aug-12
11_23XXXXX	USD	10,000,000	10,000,000	4.78	23-Aug-12
11_24XXXXX	USD	10,000,000	10,000,000	4.72	24-Aug-12
11_25XXXXX	USD	10,000,000	10,000,000	4.72	24-Aug-12
12_01_B1XX	USD	350,000,000	350,000,000	0.85	27-Jul-12
12_02XXXXX	USD	25,000,000	25,000,000	5.24	20-Jul-12
12_03XXXXX	USD	224,000,000	224,000,000	5.13	26-Jul-12
12_04_B1XX	USD	20,000,000	20,000,000	3.75	30-Jul-12
12_06XXXXX	USD	25,000,000	25,000,000	5.22	3-Aug-12
12_11_B1XX	USD	70,000,000	70,000,000	1.38	17-Aug-12
12_12_B1XX	USD	30,000,000	30,000,000	3.00	24-Aug-12
12_13XXXXX	USD	120,000,000	120,000,000	4.79	25-Aug-12
12_39_B1XX	USD	100,000,000	100,000,000	0.63	30-Jul-12
12_47_B1XX	USD	250,000,000	250,000,000	0.45	28-Aug-12
	Sum Of Notional	**1,394,000,000**	**1,394,000,000**		

TOTAL MATURED MARKET BORROWINGS **2,813,610,466**

Net Decrease in Short-term Discount Notes for the quarter ended September 30, 2012 **50,000,000**

International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 2

February 12, 2013

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) Management's Discussion & Analysis and Condensed Consolidated Quarterly Financial Statements December 31, 2012 (unaudited) of International Finance Corporation (IFC) and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development for the quarter ended December 31, 2012.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Principal Counsel

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391